Exhibit 2.1

[Execution version printed on Deutsche Bank AG Letterhead Paper]

Watson Pharma S.à r.l.

46A, avenue J.F. Kennedy

L-1855 Luxembourg

Nitrogen DS Limited

Pasea Estate,

Road Town,

Tortola, British Virgin Islands

31 October 2012

SPA Deed of Modification and Withdrawal From Escrow Accounts

We refer to the sale and purchase agreement dated 25 April 2012 between various parties contained therein and Watson Pharma
S.à r.l. (the “Purchaser”) in relation to the sale by Actavis Acquisition Debt S.à r.l. to the Purchaser of (a) all of the issued share capital of Actavis Pharma Holding 4 ehf., Actavis S.à r.l. and Actavis, Inc. and (b) the Intra Group Debt (as defined therein) (the “SPA”). Capitalised terms used in this letter but not otherwise defined shall have the meanings given to such terms in the SPA.

Immediately following the Novation Effective Time, the Purchaser and the Primary Indirect Interest Holders shall jointly:

a)	instruct the Adjustment Escrow Agent and the Interim Covenant Escrow Agent to pay to each of DB and Landsbanki their respective Indirect Interest Holder Adjustment Proportions of the amounts then standing to the credit of the Adjustment Escrow Account and the Interim Covenant Escrow Account in each case including any interest together with any accrued but unpaid interest; and

b)	instruct the Warranty Escrow Agent to pay to each of DB and Landsbanki their respective Indirect Interest Holder Warranty Proportions of the amounts then standing to the credit of the Warranty Escrow Account including any interest together with any accrued but unpaid interest.

We hereby agree to modify the terms of the SPA in the manner contemplated in the schedules to this letter. The modifications set out in:

a)	Schedule 1 shall take effect from the date of this letter; and

b)	Schedule 2 shall take effect immediately following the payment to DB and Landsbanki of the amounts out of the Escrow Accounts in accordance with Clause 3.31 of the SPA.

Pursuant to Clause 6.1(c) of the SPA, we hereby agree that subject to the satisfaction, waiver or deemed satisfaction (pursuant to Clause 4.6 and/or 4.7 of the SPA only) of all outstanding Conditions in accordance with clause 4 of the SPA, Completion shall take place on 31 October 2012 New York time notwithstanding the provisions of Clause 6.1(a) of the SPA.

Clauses 1 and 19 to 30 of the SPA apply to this letter mutatis mutandis.

Please confirm your acceptance of the modifications set out in this letter and the accompanying schedules to this letter by countersigning below.

The parties have executed this letter as a deed and intend to deliver, and do deliver, this deed on the date stated at the beginning of this letter.

SIGNED and DELIVERED by

/s/ Enrico Sanna	/s/ David Mcdiarmid

Name of duly authorised signatory:	Name of duly authorised signatory:

Enrico Sanna	David Mcdiarmid

on behalf of DEUTSCHE BANK AG, LONDON BRANCH

and thereby executed by it as a DEED

SIGNED and DELIVERED by

/s/ Halldór H. Backman
Halldór H. Backman on behalf of LANDSBANKI ÍSLANDS HF. and thereby executed by it as a DEED in the presence of:

/s/ Andrew Lynch

Witness: Andrew Lynch, Lawyer, Linklaters LLP

We hereby confirm our acceptance of the modifications to the terms of the SPA as set out in the schedule to this letter.

/s/	Patrick van Denzen	/s/	David Buchen
Name of duly authorised signatory:		Name of duly authorised signatory:

Patrick van Denzen		David Buchen

on behalf of WATSON PHARMA S.À R.L.

and thereby executed by it as a DEED

SIGNED and DELIVERED by

/s/	Birgir Mar Ragnarssan
Birgir Mar Ragnarssan on behalf of NITROGEN DS LIMITED and thereby executed by it as a DEED

SIGNED and DELIVERED by

/s/	Peter Prock
Peter Prock

EXECUTED as a DEED by
PETER PROCK (as Managers’ Representative) in the presence of:

/s/	Barry Smith
Witness: Barry Smith, Lawyer, Linklaters LLP

SCHEDULE

SCHEDULE 1

1.	The following definitions are to be added to (or replace the existing defined terms in) Clause 1.1 of the SPA:

““Bioton Joint Venture” means the joint venture arrangement entered into by the Group pursuant to a joint venture agreement between Bioton S.A. and Actavis Group PTC ehf. dated 30 January 2012;

“Calculation Date” means where:

(a)	Completion occurs on 31 October 2012 New York time, 11pm London time on 31 October 2012; or

(b)	Completion occurs other than on 31 October 2012 New York time, close of business on the day immediately prior to the Completion Date;

“Inventory Range Days” means where:

(a)	Inventory Completion Days are less than 130, the number of days less than 130; or

(b)	Inventory Completion Days are greater than 159, the number of days in excess of 159;”.

2.	The following wording is to be added at the end of the definition of “Transaction Costs”:

“and for the purposes of the Completion Statement (but not the information provided by the Vendor to the Purchaser pursuant to Clause 6.2(d)) including €675,000 but excluding the balance of any amounts payable by any Group Company pursuant to the co-investment agreements dated 24 November 2010 between Actavis Group ehf., Actavis S.à r.l. Deutsche Bank AG, London Branch and each of (i) Claudio Albrecht; and (ii) Peter Prock, in each case as amended by a side letter dated 29 October 2012, where €675,000 is one half of the sums payable by the Group Companies which are not required to be funded in advance by DB under such co-investment agreements;”.

3.	The following sub-clause is be added after Clause 1.2(r) of the SPA:

“(s)	any reference in Clauses 5.24 or 6.2 (other than in respect of Clause 6.2(a)(i)) to a number of days prior to Completion shall be deemed to be a reference to such number of days prior to 2 November 2012 if Completion is to take place on 31 October 2012 New York time or 1 November 2012 New York time;”.

4.	The following clauses are to replace the corresponding clauses in the SPA:

“3.27	The Final Cash Consideration and the assumption of the AI Payable shall be allocated to the Interests as set out in this Clause 3.27. The Purchaser, the Purchaser Guarantor, the Vendor and the Indirect Interest Holders agree that the following allocation is a just and reasonable apportionment of the purchase price:

AI Shares:	the assumption of the AI Payable;

AS Shares:	the fair market value of the AS Shares as at Completion;

ADE Intra Group Debt:	the principal amount of the ADE Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

AGH Intra Group Debt (excluding the RCF Intra Group Debt):	the principal amount of the AGH Intra Group Debt (excluding the RCF Intra Group Debt) (plus an amount equal to all interest accrued up to and including the Completion Date);

RCF Intra Group Debt:	the principal amount of the RCF Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

AEHD Intra Group Debt:	the principal amount of the AEHD Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

APH4 Intra Group Debt:	the principal amount of the APH4 Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date); and

APH4 Shares:	ISK1 plus the balance, if any, of the Final Cash Consideration following the apportionment pursuant to this Clause 3.27.

3.28	If the total amounts apportioned pursuant to Clause 3.27 exceed the amount of the Final Cash Consideration, then:

(a)	the amount apportioned to the APH4 Shares shall be reduced by the amount, if any, allocated to the APH4 Shares in excess of ISK 1;

(b)	to the extent that the total amounts apportioned pursuant to Clause 3.27 exceed the amount of the Final Cash Consideration following reduction of the amount apportioned to the APH4 Shares pursuant to Clause 3.28(a), the amount apportioned to the APH4 Intra Group Debt shall be reduced by the amount of such excess, provided that the amount apportioned to the APH4 Intra Group Debt shall not be less than €1;

(c)	to the extent that the total amounts apportioned pursuant to Clause 3.27 exceed the amount of the Final Cash Consideration following reduction of the amount apportioned to the APH4 Shares pursuant to Clause 3.28(a) and the reduction of the amount apportioned to the APH4 Intra Group Debt pursuant to Clause 3.28(b), the amount apportioned to the AEHD Intra Group Debt shall be reduced by the amount of such excess, provided that the amount apportioned to the AEHD Intra Group Debt shall not be less than €1; and

(d)	to the extent that the total amounts apportioned pursuant to Clause 3.27 exceed the amount of the Final Cash Consideration following reduction of the amount apportioned to the APH4 Shares pursuant to Clause 3.28(a), reduction of the amount apportioned to the APH4 Intra Group Debt pursuant to Clause 3.28(b) and reduction of the amount apportioned to the AEHD Intra Group Debt pursuant to Clause 3.28(c), the amount apportioned to the AGH Intra Group Debt shall be reduced by the amount of such excess.”

5.	The following clause is to replace Clause 5.25 of the SPA:

“5.25	The Purchaser agrees that, notwithstanding the provisions of Clause 5.1:

(a)	on or prior to Completion, the Vendor, the Vendor Group, Argon and the Indirect Interest Holders shall be entitled to novate or otherwise transfer, to a Group Company, some or all of the rights and/or obligations of any engagement letters entered into by the Vendor, the Vendor Group, Argon or the Indirect Interest Holders with advisers (including legal, accounting or financial advisers) in relation to the Transaction and, for the avoidance of doubt, any costs, fees or expenses incurred, paid or payable by any Group Company under such engagement letters shall constitute Transaction Costs;

(b)	on or prior to Completion, the Group shall be entitled to waive or otherwise extinguish the Intra-Group Balances; and

(c)	after Completion, any Transaction Costs shall be paid by the Group (to the extent that these have not been fully discharged at Completion) in accordance with the Group’s usual practice for the payment of invoices, provided that an invoice for such Transaction Costs has been issued to the relevant Group Company and that such Transaction Costs are included in the heading “Transaction Costs” in the information provided by the Vendor to the Purchaser under Clause 6.2(d).”.

6.	The following sentence is added at the start of Clause 5.26 of the SPA:

“DB and the Vendor shall provide a written notice to the Purchaser of the Revolving Debt Amount 5 days before Completion.”.

7.	The following provision is to be added as Clause 5.27 of the SPA:

“5.27	The Purchaser agrees that the Vendor shall be entitled, prior to Completion, to waive an amount of the outstanding principal of the AGH Intra-Group Debt equal to €19,647,584 in order to make AGH whole in relation to certain Transaction Costs and the waiver of the Intra Group Balances.”.

8.	In Clause 6.1 of the SPA, the words “offices of the Purchaser’s Solicitors in New York” shall be replaced with “offices of the Vendor’s Solicitors in Luxembourg”.

9.	The following paragraph is to be added as a new paragraph 12.3 of Schedule 8 of the SPA:

“12.4	The parties agree that documents contained in the New Data Room (as defined in the Vendor’s Updated Disclosure Letter) but not referred to in the Vendor’s Updated Disclosure Letter shall not, solely by virtue of their being included in the New Data Room, be considered: (i) Disclosed or (ii) to constitute or form facts, matters or circumstances actually known by the Purchaser for the purposes of any Claim under this Agreement.”

10.	The following sub-paragraph is to replace sub-paragraph 3.2(a)(vi) of Schedule 10 of the SPA:

“no account shall be taken of:

(A)	any provision for the AWP Liabilities or any provisions for the Gabapentin Settlement;

(B)	any accrued interest under the Debt Facilities or their corresponding Intra Group Debt; or

(C)	any accrued milestone payments that may become payable in connection with the Bioton Joint Venture,

when preparing the Net Working Capital Statement; and”.

SCHEDULE 2

1.	The following paragraph is to be added at the end of the Recitals to the SPA:

“(E)	The terms of this Agreement have been supplemented by the Deed of Novation pursuant to which certain obligations of the Vendor under this Agreement were novated to all or some of the Indirect Interest Holders and this Agreement was amended from the Novation Effective Time to reflect the effect of the Deed of Novation on some, but not all, of the provisions of this Agreement and without prejudice to its effect on any provision which has not been expressly amended.”

2.	The words:

(a)	“or its successors in title” are to be added after the word “Vendor” on the second line of part (a) of the definition of “Specified Claim”;

(b)	“Vendor” and “its” on the seventh line of the definition of “Completion Transfer Taxes Amount” in Clause 1.1 of the SPA is to be deleted and replaced with the words “Primary Indirect Interest Holders” and “their” respectively; and

(c)	“or on behalf of” are to be added before the words “the Vendor” on the first line of Clause 22.4 of the SPA.

3.	The following definition is to be deleted from Clause 1.1 of the SPA:

““Interim Covenant Escrow Account Release Date” means the later to occur of:

(a)	28 February 2013; and

(b)	the date that is six (6) months following the Completion Date;”

4.	The following definitions are to be added to (or replace the existing defined terms in) Clause 1.1 of the SPA:

““Aggregated Interim Covenant Escrow Claims” has the meaning given in Clause 10.1(b);

“Bribery Legislation Specified Claim” means a Claim falling within sub-paragraph (b) of the definition of “Specified Claim”;

“Escrow Adjustment Proportion” means:

(a)	in respect of Nitrogen, 15/18.3; and

(b)	in respect of ALMC, 3.3/18.3;

“Escrow Aggregate Adjustment Proportion” means 18.3/95;

“Escrow Aggregate Warranty Percentage” means 23.3 per cent;

“Escrow Warranty Proportion” means:

(a)	in respect of Nitrogen, 15/23.3;

(b)	in respect of ALMC, 3.3/23.3; and

(c)	in respect of the Managers, 5/23.3;

“Final Interim Covenant Escrow Account Release Date” means 31 March 2014;

“Fraud-based Interim Covenant Escrow Claim” has the meaning given in Clause 10.10;

“Indirect Interest Holder Warranty Proportion” means:

(a)	in respect of DB, 70 per cent;

(b)	in respect of Nitrogen, 15 per cent;

(c)	in respect of Landsbanki, 6.7 per cent;

(d)	in respect of ALMC, 3.3 per cent; and

(e)	in respect of the Managers, 5 per cent;

“Initial Interim Covenant Escrow Account Release Date” means the date that is six (6) months following the Completion Date;

“Initial Release Amount” means the amount standing to the credit of the Interim Covenant Escrow Account less A x (B - C), where A is the Escrow Aggregate Adjustment Proportion, B is €30 million and C represents the aggregate of any Due Amounts arising prior to the Initial Interim Covenant Escrow Account Release Date in respect of Specified Claims, whether payable from the Interim Covenant Escrow Account, DB or Landsbanki;

“Manager’s Bank Account” means, in respect of each Manager, the bank account set out alongside his or her name in column 3 of Part 2 of Schedule 1;

“SPA Modification Deed” means the deed modifying certain terms of this Agreement entered into by the Purchaser, the Primary Indirect Interest Holders and the Managers’ Representative dated on or around 30 October 2012;

“Transfer Pricing Specified Claim” means a Transfer Pricing Claim falling within sub-paragraph (a) of the definition of “Specified Claim”;

“Warrantor” means each of DB, Landsbanki, ALMC, Nitrogen and each Manager;

“West Luxembourg Tax Ruling” means a binding tax agreement obtained by the Purchaser from the Luxembourg direct tax authority confirming that: (a) payments made to the Purchaser in accordance with Clauses 3 (Consideration), 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), paragraph 4 of Schedule 9 (Tax Covenant) or Schedule 12 (Contingent Consideration); and (b) any other payment from the Escrow Accounts by, or on behalf of, the Vendor or any Indirect Interest Holder or any direct or indirect successor, assignee or novatee of the Vendor, will not be subject to Tax in Luxembourg. For the avoidance of doubt, Clause 2.4 shall apply to this definition such that references in this definition to the Purchaser include references to any Nominated Purchaser;”.

5.	The following clauses are to be added to or replace the corresponding clauses in the SPA:

1.7

The Novations (as defined in the Deed of Novation) set out in the Deed of Novation shall be construed and interpreted to ensure that any action required to be performed or effected by the Vendor shall be an obligation of and shall be severally performed or effected by the Indirect Interest Holders in accordance with the Deed of Novation provided that any obligation to pay of the Indirect Interest Holders shall be borne by them in the proportions specified in the Deed of Novation and the SPA and (except in relation to paragraphs 2.5, 5.2, 10.1 and 10.2 of Schedule 9 (Tax Covenant)) to the extent any notification is required to be made by or to the Vendor such notification shall be effectively received or given if received or given by or to the Primary Indirect Interest Holders (as applicable), save to the extent this Agreement is expressly amended to reflect the Deed of Novation. The novation of any obligation of the Vendor to any of the Indirect Interest Holders shall be subject to the limitations expressly applicable to such novated Vendor obligation. The Deed of Novation shall not, in any circumstance, be construed or interpreted to apply a limitation applicable to a novated Vendor obligation to any other obligation of an Indirect Interest Holder or to limit a novated obligation by any other limitation applicable to obligations of any Indirect Interest Holder.

3.	CONSIDERATION

3.1	The purchase price for the sale of the Interests shall be:

(a)	the sum of €4,150,000,000, less the aggregate of:

(i)	the Estimated Net Working Capital Amount Shortfall;

(ii)	the Estimated Completion Cash Amount Shortfall;

(iii)	the Excess Revolving Debt Amount;

(iv)	the Estimated Total Company Transaction Costs Amount;

(v)	the Insurance Premium; and

(vi)	the Estimated Completion Transfer Taxes Amount,

(the resulting amount being referred to hereinafter as the “Initial Cash Consideration”), subject to adjustment as set out in Clause 3.4, 3.5 and 3.6A (as so adjusted, the “Final Cash Consideration”);

(b)	an amount equal to the Revolving Debt Amount;

(c)	the assumption of the AI Payable; and

(d)	the Stock Consideration (or cash in lieu of the Stock Consideration pursuant to Clause 4.7).

[…]

3.5	Within five Business Days, starting on the day after the Completion Statement becomes binding in accordance with the provisions of Schedule 10 (Completion Statement):

(a)	if the Initial Cash Consideration exceeds the Final Cash Consideration (the sum of such excess plus interest on such excess at the Agreed Rate for the Adjustment Escrow Interest Period being the “Balancing Payment”):

(i)	each of DB and Landsbanki shall severally pay to the Purchaser’s Bank Account an amount equal to its Indirect Interest Holder Adjustment Proportion of such Balancing Payment; and

(ii)

if the Escrow Aggregate Adjustment Proportion of such Balancing Payment is less than or equal to the amount standing to the credit of the Adjustment Escrow Account (less any fees charged pursuant to the Adjustment Escrow Account Agreement), the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Adjustment Escrow

Agent to (x) pay to the Purchaser an amount equal to the Escrow Aggregate Adjustment Proportion of the Balancing Payment from the Adjustment Escrow Account, and (y) pay to each of Nitrogen and ALMC its Escrow Adjustment Proportion of the remaining balance of the Adjustment Escrow Account; or

(iii)	if the Escrow Aggregate Adjustment Proportion of such Balancing Payment exceeds the amount standing to the credit of the Adjustment Escrow Account:

(A)	the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Adjustment Escrow Agent to pay to the Purchaser the amount standing to the credit of the Adjustment Escrow Account from the Adjustment Escrow Account; and

(B)	each of Nitrogen and ALMC shall pay to the Purchaser’s Bank Account its Escrow Adjustment Proportion of such excess; and

(b)	if the Final Cash Consideration exceeds the Initial Cash Consideration (the sum of such excess plus interest on such excess at the Agreed Rate for the Adjustment Escrow Interest Period being the “Balancing Payment”):

(i)	the Purchaser shall pay to each Indirect Interest Holder (other than the Managers) its Indirect Interest Holder Adjustment Proportion of the Balancing Payment; and

(ii)	the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Adjustment Escrow Agent to pay to each of Nitrogen and ALMC its Escrow Adjustment Proportion of the amount standing to the credit of the Adjustment Escrow Account.

[…]

3.6	Notwithstanding that the Adjustment Escrow Amount is deposited in the name of DB, the whole amount thereof shall remain the property of Nitrogen and ALMC in their respective Escrow Adjustment Proportions who shall be entitled to the entire legal and beneficial interests therein, save that the Purchaser shall acquire the property in the moneys comprised therein at the same time as, and to the extent only that, such moneys are released to the Purchaser in accordance with Clause 3.5 (Consideration).

[…]

3.12

In the case of Leakage in respect of a member of the Vendor Group, each Indirect Interest Holder (other than each Manager) shall severally in the Indirect Interest Holder Adjustment Proportions pay to the Purchaser, on demand, an amount equal to the aggregate amount of Leakage (without set-off or counterclaim) which the relevant member of the Vendor Group received, or, in the case of Leakage as described in paragraphs (c) or (f) of the definition of Leakage, received the benefit of, within 30 days of having been notified by the Purchaser under Clause 3.13, unless they can demonstrate, to the reasonable satisfaction of the Purchaser, on or before the expiry of the 30 day period referenced above, that one or more of the Indirect Interest Holders

(other than each Manager) (or a member of their respective Indirect Interest Holder Groups) actually received, or received the benefit of, the Leakage in which case only the Indirect Interest Holder(s) (other than each Manager) who actually received or received the benefit of (or whose member of an Indirect Interest Holder Group(s) actually received, or received the benefit of) the Leakage shall be liable (on a several basis, as the case may be) to make the payment (without set-off or counterclaim) to the Purchaser in respect of such Leakage, and, in either case, no Indirect Interest Holder shall be liable for failing to procure that the payment contemplated to be made by the relevant member of the Vendor Group was made by that person or by any other Indirect Interest Holder.

[…]

3.24	Any payments required to be made in satisfaction of a liability under this Agreement (including any payment obligation of DB and Landsbanki hereunder) or out of the Adjustment Escrow Account, the Warranty Escrow Account or the Interim Covenant Escrow Account, shall be treated as adjusting the Final Cash Consideration but, for the avoidance of doubt, this Clause 3.24 shall not give rise to a Balancing Payment.

[…]

3.31	Clause deleted.

3.32	Clause deleted.

[…]

8.	WARRANTIES

8.1	As at the date of this Agreement each of DB, Landsbanki, ALMC, Nitrogen and each Manager severally warrants to the Purchaser in the terms set out in Schedule 5 (Vendor Warranties) (the “Signing Warranties”). For the avoidance of doubt, any warranty given or made by the Vendor, prior to any amendments to this Agreement having become effective, shall be deemed to be given or made by each of the Warrantors severally.

[…]

9.	WARRANTY ESCROW ACCOUNT

9.1	As soon as practicable following the settlement of any Claim, Tax Warranty Claim or Bribery Indemnity Claim which was notified prior to the Warranty Escrow Account Release Date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) and in respect of which there is a Due Amount:

(a)	each of DB and Landsbanki shall severally pay to the Purchaser’s Bank Account an amount equal to its Indirect Interest Holder Warranty Proportion of such Due Amount; and

(b)	the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Warranty Escrow Agent to pay to the Purchaser from the Warranty Escrow Account the lesser of (i) an amount equal to the Escrow Aggregate Warranty Percentage of that Due Amount and (ii) the amount standing to the credit of the Warranty Escrow Account.

9.2	The Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Warranty Escrow Agent in writing to pay from the Warranty Escrow Account:

(a)	on the Business Day following the Warranty Escrow Account Release Date, an amount equal to:

(i)	the amount standing to the credit of the Warranty Escrow Account less “A” + “B” where:

“A” represents the Escrow Aggregate Warranty Percentage of an amount equal to the Purchaser’s reasonable estimate (supported by a written opinion of a QC) of:

(A)	any Claims, Tax Warranty Claims and Bribery Indemnity Claims (with respect to Bribery Indemnity Claims, to the extent that they would be payable pursuant to Clause 9.1) if there were a Due Amount in respect of them that have been notified prior to that date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) (if any) but have not been settled; and

(B)	any amounts which are the subject of a written demand which has been made by or on behalf of the Purchaser in accordance with paragraph 4 of Schedule 9 (Tax Covenant) (other than, for the avoidance of doubt, with respect to any Transfer Pricing Specified Claim) but for which the due day of payment has not yet fallen due; and

“B” represents 5 per cent. of the entire gross amount (if any) (and not, for the avoidance of doubt, the Indirect Interest Holder Adjustment Proportion of) of the amount referred to in Clause 10.3(a)(ii)(A) in respect of a Bribery Indemnity Claim, provided that where “A” + “B” exceeds the amount standing to the credit of the Warranty Escrow Account at such time, then the amount representing “A” shall be satisfied (or part satisfied as the case may be) first with the remainder, if any, representing “B”, apportioned between Nitrogen, ALMC and the Managers as the Primary Indirect Interest Holders shall direct;

(b)	the amount represented by “B” (if any), as between the Warrantors as the Primary Indirect Interest Holders shall direct; and

(c)	following settlement of such Claims, Tax Warranty Claims or Bribery Indemnity Claims or payment of any amounts the subject of such written demand, in each case referred to in Clause 9.2(a) above but excluding any Bribery Indemnity Claim referred to in “B”, an amount equal to the amount standing to the credit of the Warranty Escrow Account as between Nitrogen, ALMC and the Managers as the Primary Indirect Interest Holders shall direct.

9.3	Any Claim, Tax Warranty Claim or Bribery Indemnity Claim shall be made by the Purchaser against all of the Warrantors (when, in accordance with this Agreement, each Warrantor shall be severally liable for its Indirect Interest Holder Warranty Proportion of any Due Amount in respect thereof) and shall be settled in respect of all Warrantors if and only if:

(a)	the Purchaser and the Primary Indirect Interest Holders so agree in writing;

(b)	such Claim, Tax Warranty Claim or Bribery Indemnity Claim has been withdrawn; or

(c)	such Claim, Tax Warranty Claim or Bribery Indemnity Claim has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Primary Indirect Interest Holders or the Purchaser are debarred by passage of time or otherwise from making an appeal, and any such appeal can only be made by one or more Primary Indirect Interest Holders.

[…]

9.5	Notwithstanding that the Warranty Escrow Amount is deposited in the name of DB, the whole amount thereof shall remain the property of Nitrogen, ALMC and the Managers in their respective Escrow Warranty Proportions, in each case, who shall be entitled to the entire legal and beneficial interests therein, save that the Purchaser shall acquire the property in the moneys comprised therein at the same time as, and to the extent only that, such moneys are released to the Purchaser in accordance with this Clause 9 (Warranty Escrow Account).

[…]

10.	INTERIM COVENANT ESCROW ACCOUNT

10.1

(a)	Subject to Clauses 10.1(b) and 10.1(c), as soon as practicable following the settlement of:

(i)	any Aggregated Interim Covenant Escrow Claim other than a Transfer Pricing Specified Claim under Schedule 9 (Tax Covenant) in respect of which there is a Due Amount prior to the Initial Interim Covenant Escrow Account Release Date; and/or

(ii)	any Specified Claim other than a Transfer Pricing Specified Claim under Schedule 9 (Tax Covenant) in respect of which there is a Due Amount on or after the Initial Interim Covenant Escrow Account Release Date and prior to the Final Interim Covenant Escrow Account Release Date,

each of DB and Landsbanki shall severally pay to the Purchaser’s Bank Account an amount equal to its Indirect Interest Holder Adjustment Proportion of such Due Amount or if less such amount as would cause DB or Landsbanki to satisfy its maximum liability pursuant to paragraph 1.1(b) of Schedule 8 (Limitations on Liability) and the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Interim Covenant Escrow Agent in writing to pay to the Purchaser out of the Interim Covenant Escrow Account the Escrow Aggregate Adjustment Proportion of such Due Amount or, if less, the amount standing to the credit of the Interim Covenant Escrow Account.

(b)	None of DB, Landsbanki, ALMC and Nitrogen shall be liable in respect of any Interim Covenant Claim or Fraud-based Interim Covenant Escrow Claim unless the aggregate amount of the liability for all Interim Covenant Claims, Specified Claims and Fraud-based Interim Covenant Escrow Claims (the “Aggregated Interim Covenant Escrow Claims”) exceeds the lesser of (x) the Completion Cash Excess and (y) €20 million, in which case each of them shall be severally liable in its respective Indirect Interest Holder Adjustment Proportion for the excess only above such amount and not the entire amount of such Interim Covenant Claims and Fraud-based Interim Covenant Escrow Claims.

(c)	None of DB, Landsbanki, ALMC or Nitrogen shall be liable in respect of any Specified Claim unless the aggregate amount of the liability for all Aggregated Interim Covenant Escrow Claims exceeds the lesser of (x) the Completion Cash Excess and (y) €10 million, in which case each of them shall be severally liable in its respective Indirect Interest Holder Adjustment Proportion for the excess only above such amount and not the entire amount of such Specified Claims.

(d)	To the extent that the Completion Cash Excess is not yet known (due to the Completion Statement not having become binding in accordance with Schedule 10 (Completion Statement)) and there are any Due Amounts in relation to any Aggregated Interim Covenant Escrow Claims (each, a “Pre-Completion Statement Settled Claim Amount”), such Pre-Completion Statement Settled Claim Amounts shall be paid in accordance with Clause 10.1(a), provided that, following confirmation of the Completion Cash Excess in accordance with Schedule 10 (Completion Statement), the Purchaser shall repay in their respective Indirect Interest Holder Adjustment Proportions to each of DB, Landsbanki, ALMC and Nitrogen on demand within 5 Business Days an amount equal to any Pre-Completion Statement Settled Claims Amount (or portion thereof) for which that party was not liable pursuant to the limitations set out in Clause 10.1(b) and 10.1(c).

10.2	The Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Interim Covenant Escrow Agent in writing to pay on the Business Day following the Initial Interim Covenant Escrow Account Release Date:

(a)	an amount equal to the Initial Release Amount (if any) less the sum of:

(i)	an amount equal to its Indirect Interest Holder Adjustment Proportion of the Purchaser’s reasonable estimate (as supported by a written opinion of a QC) of the sum of any Aggregated Interim Covenant Escrow Claims that have been notified to the Primary Indirect Interest Holders prior to that date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) (if any) but have not been settled; and

(ii)	an amount equal to its Indirect Interest Holder Adjustment Proportion of any Transfer Pricing Specified Claims which are the subject of a written demand which has been made by or on behalf of the Purchaser in accordance with paragraph 4 of Schedule 9 (Tax Covenant), but for which the due day of payment has not yet fallen due, to each of ALMC and Nitrogen in their Escrow Adjustment Proportions; and

(b)	following settlement of all such Aggregated Interim Covenant Escrow Claims and the payment of any amounts the subject of a written demand referred to in Clause 10.2(a), an amount equal to any remaining balance of the Initial Release Amount, to ALMC and Nitrogen in their Escrow Adjustment Proportions.

10.3	The Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Interim Covenant Escrow Agent in writing to pay from the Interim Covenant Escrow Account to each of Nitrogen and ALMC:

(a)	on the Business Day following the Final Interim Covenant Escrow Account Release Date, an amount equal to:

(i)	its Escrow Adjustment Proportion of the sum of the amount standing to the credit of the Interim Covenant Escrow Account; less

(ii)	its Indirect Interest Holder Adjustment Proportion of an amount equal to the Purchaser’s reasonable estimate (supported by a written opinion of a QC) of:

(A)	any Specified Claims to the extent they would be payable pursuant to Clause 10.1(a) that have been notified prior to that date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) (if any) but have not been settled; and

(B)	any amounts which are the subject of a written demand in respect of any Transfer Pricing Specified Claim which has been made by or on behalf of the Purchaser in accordance with paragraph 4 of Schedule 9 (Tax Covenant) but for which the due day of payment has not yet fallen due; and

(b)	following settlement of such Specified Claims and payment of any amounts the subject of such written demand, in each case referred to in Clause 10.3(a)(ii) above, an amount equal to its Escrow Adjustment Proportion of any remaining balance standing to the credit of the Interim Covenant Escrow Account.

10.4	Any Aggregated Interim Covenant Escrow Claim (other than a Transfer Pricing Specified Claim under Schedule 9 (Tax Covenant)) shall be made against all of the Warrantors except the Managers (when, in accordance with this Agreement, each such Warrantor shall be severally liable for its Indirect Interest Holder Adjustment Proportion of any Due Amount in respect thereof) and shall be settled in respect of all such Warrantors if and only if:

(a)	the Purchaser and the Primary Indirect Interest Holders so agree in writing;

(b)	such Aggregated Interim Covenant Escrow Claim has been withdrawn; or

(c)	such Aggregated Interim Covenant Escrow Claim has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Primary Indirect Interest Holders or the Purchaser are debarred by passage of time or otherwise from making an appeal, and any such appeal can only be made by one or more Primary Indirect Interest Holders.

10.5	Except in the case of fraud or wilful concealment by the Vendor, the Purchaser’s recovery for losses, costs and expenses in respect of any Interim Covenant Breaches shall be limited to the Interim Covenant Escrow Amount. To the extent specifically provided in Schedule 8, the applicable provisions of Schedule 8 (Limitations on Liability) shall apply in respect of all Aggregated Interim Covenant Escrow Claims.

10.6	Neither the Purchaser nor any Indirect Interest Holder shall seek in any way to delay or impede the release of any amount from the Interim Covenant Escrow Account in accordance with the terms of this Agreement.

10.7	Notwithstanding that the Interim Covenant Escrow Amount is deposited in the name of DB, the whole amount thereof shall remain the property of Nitrogen and ALMC, who shall be entitled to the entire legal and beneficial interests therein, save that the Purchaser shall acquire the property in the moneys comprised therein at the same time as, and to the extent only that, such moneys are released to the Purchaser in accordance with this Clause 10 (Interim Covenant Escrow Account).

10.8

Any interest that may accrue on the credit balance of the Interim Covenant Escrow Account shall be credited to the Interim Covenant Escrow Account and any payment of principal out of the Interim Covenant Escrow Account under this Clause 10 (Interim Covenant Escrow Account) shall include a payment of the interest earned on such principal sum by the Interim Covenant Escrow Account from the Completion Date, other than where such determination provides for any element of interest on such award. The liability to Taxation on any interest on any amount in the Interim Covenant Escrow Account shall be borne by the party ultimately entitled to that amount.

10.9	Neither the Primary Indirect Interest Holders nor the Purchaser shall instruct the Interim Covenant Escrow Agent to release any amount from the Interim Covenant Escrow Account otherwise than in accordance with this Clause 10 (Interim Covenant Escrow Account) or Clause 11 (Indemnity).

10.10	Where the limitations set out in Schedule 8 (Limitations on Liability) in relation to a Claim, Specified Claim or Tax Claim (other than paragraph 9 of Schedule 8 (Limitations on Liability)), do not apply as a consequence of the fraud of a Warrantor (a “Fraud-based Claim”) and:

(a)	as a result of Claims, Tax Claims and Specified Claims (including Fraud-based Claims), the Purchaser has exhausted its recourse to the Warranty Escrow Account and/or against DB and Landsbanki under Clause 9.1(a) (and, in the case of a Specified Claim, the amount specified in paragraph 1.1(c) of Schedule 8 (Limitations on Liability)); and

(b)	as a result of Claims and Tax Claims (including Fraud-based Claims other than Fraud-based Claims in relation to Specified Claims), the Purchaser has exhausted its recourse in full to the Warranty and Indemnity Insurance Policy and provided that its Claims or Tax Claims against the Warranty and Indemnity Insurance Policy have not failed or been excluded, then, to the extent its Fraud-based Claims have not been settled in full pursuant to (a) and (b) above, the Purchaser shall be entitled to:

(i)	make a claim in respect of the Escrow Aggregate Adjustment Proportion of such claims that have not been settled against:

(A)	the Interim Covenant Escrow Account up to the amount standing to the credit of the Interim Covenant Escrow Account; and

(B)	each of Nitrogen and ALMC severally for such amounts that have been paid to Nitrogen and ALMC out of the Interim Covenant Escrow Account in accordance with Clause 10.2; and

(ii)	make a claim against each of DB and Landsbanki severally in respect of its Indirect Interest Holder Adjustment Proportion of such claims that have not been settled up to the amount paid to it from the Interim Covenant Escrow Account pursuant to the SPA Modification Deed less any amounts it has paid to the Purchaser to discharge an Aggregated Interim Covenant Escrow Claim, provided that any such undischarged Fraud-based Claims are notified by the Purchaser in accordance with paragraph 2.1(a) of Schedule 8 prior to 31 March 2014 (any such Fraud-based Claim made pursuant to Clause 10.10(b)(i) to 10.10(b)(ii), being a “Fraud-based Interim Covenant Escrow Claim”).

[…]

11.	INDEMNITY

11.1	The Indirect Interest Holders, each severally undertake to pay to the Purchaser on demand an amount equal to all losses, costs and expenses which may be suffered or incurred by any member of the Purchaser Group or any Group Company and which arise directly or indirectly in connection with any facts, matters or circumstances Disclosed which have resulted in a violation or alleged violation of any Bribery Legislation, provided that the Indirect Interest Holders shall each only be liable for its Indirect Interest Holder Adjustment Proportion of an aggregate of 50 per cent. of all defence costs (including all reasonable professional costs and expenses), settlement costs and fines or civil or administrative penalties relating thereto, and provided that the Indirect Interest Holders shall not be liable for any voluntary internal audit or other investigatory costs linked to any voluntary disclosure, incurred by any member of the Purchaser Group or any Group Company prepared before any audit or investigation requested or commissioned by the US Department of Justice or any equivalent civil or criminal prosecutor or regulatory body (a “Bribery Indemnity Claim”).

11.2	The provisions of paragraphs 2, 3 and 4 of Schedule 9 (Tax Covenant) shall apply to any Bribery Indemnity Claim in respect of a Tax liability of a Group Company.

11.3	The Purchaser shall notify the Primary Indirect Interest Holders of a Bribery Indemnity Claim in writing in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability), and in such notice the Purchaser shall specify whether any Due Amount arising with respect to such Bribery Indemnity Claim is to be settled from the Warranty Escrow Account, in which case it shall be paid in accordance with Clause 9.1 (including any payment obligation of DB and Landsbanki) and/or the Interim Covenant Escrow Account, in which case it shall be paid in accordance with Clause 10.1 (including any payment obligation of DB and Landsbanki).

11.4	To the extent specifically provided in Schedule 8 (Limitations on Liability), the applicable provisions of Schedule 8 (Limitations on Liability) shall apply in respect of a Bribery Indemnity Claim.

[…]

16.1	This Agreement, the SPA Modification Deed and the other Transaction Documents together set out the entire agreement between the parties relating to the sale and purchase of the Interests and the assumption of the AI Payable and, save to the extent expressly set out in this Agreement, the SPA Modification Deed or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, conditions, warranties, promises, assurances and arrangements of any nature whatsoever and by whomsoever made, whether or not in writing, relating thereto (any of these, a “Superseded Representation”). This Clause 16.1 shall not exclude any liability for or remedy in respect of fraud or fraudulent misrepresentation.

[…]

21.1	Any payment to be made pursuant to this Agreement:

(a)	by the Purchaser to the Vendor shall be made to the Vendor’s Bank Account;

(b)	by any party to the Purchaser shall be made to the Purchaser’s Bank Account; and

(c)	by any party to the Managers shall be made to each Manager in his Manager Proportion to that Manager’s Bank Account,

in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

21.2	Where any payment is made in satisfaction of a liability arising under this Agreement (including the payment of any Due Amount to the Purchaser from the amounts deposited in the Warranty Escrow Account, the Interim Covenant Escrow Account or the Contingent Consideration Escrow Account or paid by DB or Landsbanki hereunder) it shall be an adjustment to the Final Cash Consideration.

21.3

All payments made by any party to this Agreement under this Agreement, or any of the other Transaction Documents, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law. If any deductions or withholdings are required by Law to be made from any such payments (other than a payment made pursuant to Clause 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) or any payment of interest), the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. If any deductions or withholdings are required by Law to be made from any payments made pursuant to Clause 3 (Consideration), 4.7, 9.1 (Warranty Escrow Account), 10.1 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) (excluding interest and dividends), and a deduction or withholding is actually made at the time of the payment the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, less an amount equal to fifty per cent. of the amount of the withholding or deduction that has been made and, for the avoidance of doubt, paragraphs 11.1(a) and 11.2 of Schedule 9 (Tax Covenant) shall not apply to any Tax liability arising in respect of such deduction or withholding. If prior to making any payment pursuant to Clause 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) (excluding interest and dividends), the payer becomes aware that it could be required by Law to withhold or deduct an amount pursuant to this Clause 21.3, it shall notify the recipient as soon as reasonably practicable and the payer and the recipient shall consult in good faith with a view to reducing or mitigating any such withholding or deduction. If the payer makes a deduction or withholding required by Law from any payment, it shall pay the full amount deducted or withheld to the relevant Tax Authority within the time allowed under applicable Law and shall deliver to the recipient of the payment as soon as reasonably practicable an original receipt or other appropriate evidence issued by the relevant Tax Authority evidencing the payment to such Tax Authority of all amounts so required to be deducted or withheld from such payment. If as a result of any such deduction or withholding required by Law:

(a)	an additional amount is payable in relation to a payment from the Warranty Escrow Account pursuant to Clause 9.1 or from the Interim Covenant Escrow Account pursuant to Clause 10.1, the Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Warranty Escrow Agent or the Interim Covenant Escrow Agent, as the case may be, to make such payment to the extent that there are sufficient funds standing to the account of the relevant Escrow Account to do so; or

(b)	an additional amount is payable in relation to a payment from DB or Landsbanki pursuant to Clauses 9.1(a) or 10.1(a), DB or Landsbanki (as the case may be) shall, as soon as reasonably practicable, make such payment but without prejudice to the extent of its aggregate liability pursuant to those clauses.

[…]

21.9	Where an obligation arises on the Purchaser to make a payment to the Warrantors and/or the Primary Indirect Interest Holders pursuant to this Agreement, the Primary Indirect Interest Holders shall promptly jointly notify the Purchaser in writing of the amounts due to each Warrantor and/or the Primary Indirect Interest Holders and the Warrantors and/or the Primary Indirect Interest Holders agree that a payment by the Purchaser in accordance with such notice shall be a good and effective discharge of the Purchaser’s obligation to make any such payment. The Primary Indirect Interest Holders and the Warrantors hereby agree that when an obligation arises on the Purchaser to make a payment to the Primary Indirect Interest Holders and/or the Warrantors pursuant to this Agreement, such payment obligation shall not be considered over-due (nor shall the Purchaser be considered to be in default of such payment obligation) until a notice in accordance with this Clause 21.9 has been delivered.

21.10	Any Purchaser Stock due to be issued to a Manager in relation to any Contingent Consideration Rights assigned to such Manager, shall be issued in the name and address of such Manager specified in Part 2 of Schedule 1.

21.11	Where an obligation arises on Landsbanki to make a payment pursuant to this Agreement, it shall settle any such payment obligation (in order of priority):

(a)	first, through the payment of freely transferable and available funds held by Landsbanki outside of Iceland to the Purchaser’s Bank Account;

(b)	secondly, through the payment of available funds held by it in Iceland to the Purchaser’s Bank Account (and, where necessary, Landsbanki shall take all steps reasonably required to make such funds transfers outside of Iceland, including applying for all relevant exemptions from the Central Bank of Iceland pursuant to any applicable Laws); and

(c)	thirdly, through the payment of available funds held by it in Iceland to a bank account of the Purchaser in Iceland.

[…]

SCHEDULE 1

VENDOR, INDIRECT INTEREST HOLDER AND ARGON DETAILS

[…]

Part 2

MANAGERS

	(1) Notice Details	(2) Manager Proportion	(3) Manager’s Bank Account
Claudio Albrecht	Chellenstrasse 20f CH-6318 Walchwil Switzerland calbrecht@actavis.com	25.07121	***

Peter Prock	Riedpark 19 6300 Zug Switzerland pprock@actavis.com	25.07121	***

Gunnar Beinteinsson	Schurmattstrasse 11 6331 Hunenberg Switzerland gbeinteinsson@actavis.com	3.25926	***

Douglas Boothe	3 Walton Way Chester NJ 07930 USA DBOOTHE@actavis.com	4.00	***

Gudbjorg Edda Eggersdóttir	Naefurholti 2 IS-220 Hafnarfjordur Iceland geggertsdottir@actavis.com	4.00	***

Guðrún S Eyjólfsdóttir	General-Guisan-Strasse 11 Apartment 4-1 6300 Zug Switzerland geyjolfsdottir@actavis.com	3.25926	***

Mark Keatley	Schmidgasse 2 6300 Zug Switzerland MKeatley@actavis.com	4.0114	***

Wolter Kuizinga	Schuetzenhausstrasse 16-B CH-6332 Hagendorn (ZG) Switzerland WKuizinga@actavis.com	4.0114	***

Roy Papatheodorou	6 General Guisan Strasse Flat 01.902 6300 Zug Switzerland RPapatheodorou@actavis.com	4.0114	***

Valur Ragnarsson	Grundarasi 19 110 Reykjavik Iceland vragnarsson@actavis.com	4.00	***

Lars Ramneborn	Waldheimstrasse 31 6300 Zug Switzerland LRamneborn@actavis.com	4.0114	***

Jeff Rope	Eggstrasse 25 6315 Oberaegeri Switzerland JRope@actavis.com	4.0114	***

Frank Staud	Raegetenstreet 11 CH-6318 Walchwil Switzerland FStaud@actavis.com	4.0114	***

Stefán Jokull Sveinsson	Langweid 17 6333 Hunenberg See Switzerland ssveinsson@actavis.com	4.0114	***

Hördur Thórhallsson	Bachweid 8 6340 Baar Zug Switzerland hthorhallsson@actavis.com	3.25926	***

SCHEDULE 8

LIMITATIONS ON LIABILITY

1.	FINANCIAL LIMITS

1.1	Subject to paragraph 9 of this Schedule 8 (Limitations on Liability):

(a)	the total aggregate liability of each of the Warrantors in respect of all Claims and Tax Claims (other than Specified Claims) shall not exceed in respect of DB €24,500,000, in respect of Nitrogen €5,250,000, in respect of Landsbanki €2,345,000, in respect of ALMC €1,155,000 and in respect of the Managers €1,750,000 less, in each case, that party’s Indirect Interest Holder Warranty Proportion of any Due Amount paid to the Purchaser in respect of a Bribery Indemnity Claim made pursuant to Clause 9.1, and any such Claims or Tax Claims (other than the Specified Claims) in respect of which there is a Due Amount shall only be satisfied in accordance with Clause 9 (Warranty Escrow Account) or, in the case of Tax Claims, paragraph 4 of Schedule 9 (Tax Covenant);

(b)	in relation to any Interim Covenant Claim:

(i)	the sole recourse of the Purchaser to ALMC and Nitrogen shall be to the amount standing to the credit of the Interim Covenant Escrow Account from time to time before the Initial Interim Covenant Escrow Account Release Date;

(ii)	the maximum liability of each of DB and Landsbanki shall be the amount paid to it from the Interim Covenant Escrow Account pursuant to the SPA Modification Deed, less the aggregate of any amounts it has previously paid prior to the making of such Interim Covenant Claim to the Purchaser to discharge an Aggregated Interim Covenant Escrow Claim (excluding any amounts paid by DB and Landsbanki in respect of Bribery Indemnity Claims pursuant to Clause 9); and

(iii)	for the avoidance of doubt, no Manager shall have any liability for any Interim Covenant Claims,

and any such Interim Covenant Claims in respect of which there is a Due Amount shall only be satisfied in accordance with Clause 10 (Interim Covenant Escrow Account); and

(c)	the total aggregate liability of the Warrantors in respect of all Specified Claims shall not exceed the lesser of €30 million and the sum of (i) the aggregate of the amounts paid to DB and Landsbanki from the Warranty Escrow Account and the Interim Covenant Escrow Account pursuant to the SPA Modification Deed plus (ii) the aggregate of the amounts standing to the credit of the Warranty Escrow Account and the Interim Covenant Escrow Account immediately following the payment of such amounts to DB and Landsbanki. Any Specified Claims in respect of which there is a Due Amount shall only be satisfied in accordance with Clause 9 (Warranty Escrow Account) or Clause 10 (Interim Covenant Escrow Account) or, in the case of Transfer Pricing Specified Claims under paragraph 4 of Schedule 9 (Tax Covenant).

1.2	Save as otherwise expressly provided for in this Agreement, the Warrantors shall not be liable in respect of any single Claim or Tax Claim unless the amount of the liability pursuant to that Claim or Tax Claim (as applicable) agreed or determined would (but for this paragraph 1.2) exceed €1 million (and, for these purposes, Claims and Tax Claims arising out of the same or similar subject matter, facts, events or circumstances (including to the extent arising in different taxing jurisdictions) shall be aggregated to form a single Claim or Tax Claim). For the avoidance of doubt and without limiting the generality of this paragraph 1.2, all Transfer Pricing Claims arising out of the same or similar subject matter, facts, events or circumstances (including to the extent arising in different Tax jurisdictions) arising during the longer of any single period of account or Tax Period or examination cycle shall be aggregated to form a single Tax Claim.

1.3	Save as otherwise expressly provided for in this Agreement, the Warrantors shall not be liable in respect of any Claim or Tax Claim unless the aggregate amount of the liability of the Vendor or the Warrantors for all Claims and Tax Claims (including claims for any breach of Fundamental Warranties) other than Claims or Tax Claims excluded by paragraph 1.2 exceeds €25 million, in which case, subject as provided elsewhere in this Schedule 8 (Limitations on Liability), the Warrantors shall be liable, subject to paragraph 1.1, for the entire amount of such Claims or Tax Claims and not merely the excess.

1.4	Each Indirect Interest Holder’s maximum liability in respect of any Indirect Interest Holder Claims shall not exceed that part of the aggregate of the Final Cash Consideration and the Contingent Consideration it receives.

2.	TIME LIMITS

2.1	Save as otherwise expressly provided for in this Agreement:

(a)	the Warrantors shall not be liable in respect of any Claim, Tax Claim or Specified Claim and an Indirect Interest Holder shall not be liable in respect of an Indirect Interest Holder Claim unless the Purchaser has given notice in writing of such Claim, Tax Claim or Specified Claim to the relevant Warrantor and the Primary Indirect Interest Holders or Indirect Interest Holder Claim to the relevant Indirect Interest Holder prior to 31 March 2014; and

(b)	the Warrantors shall not be liable in respect of any Interim Covenant Claim unless the Purchaser has given notice in writing of such Interim Covenant Claim to the Primary Indirect Interest Holders prior to the Initial Interim Covenant Escrow Account Release Date.

2.2	For the avoidance of doubt and subject to paragraph 1.2, the Purchaser may give notice of any single Claim or Tax Claim in accordance with this paragraph 2, whether or not the amount set out in paragraph 1.3 has been exceeded at the time the notice is given.

3.	LIMITATIONS IN RELATION TO FUNDAMENTAL WARRANTIES

3.1	The provisions of paragraphs 1.2 and 1.3 of this Schedule 8 (Limitations on Liability) shall not apply in respect of any claim against the Vendor or the Warrantors for breach of any of the Fundamental Warranties. Notwithstanding any other provision of this Agreement, paragraph 1.1 of this Schedule 8 (Limitations on Liability) shall apply in respect of any claim for breach of any of the Fundamental Warranties.

3.2	The provisions of paragraphs 2.1 and 2.2 of this Schedule 8 (Limitations on Liability) shall not apply in respect of any claim against an Indirect Interest Holder in respect of the warranties given by such Indirect Interest Holder in paragraph 1 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties), paragraph 2 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties) or paragraph 1 of Schedule 7 (Debt Holder Warranties) (as applicable).

4.	AWP LIABILITIES

4.1	No Claim or Tax Claim may be made by the Purchaser to the extent that it relates to an AWP Liability that has arisen since the date of this Agreement (including, for the avoidance of doubt, any AWP Liability that has not been notified to a Group Company at the date of this Agreement).

5.	PURCHASER RECOVERY

5.1

If a Warrantor pays the Purchaser any amount in respect of a Claim, Specified Claim, Interim Covenant Claim or Indirect Interest Holder Claim (as applicable) and the Purchaser or any member of the Purchaser Group is entitled or subsequently becomes entitled to recover from a third party (including an insurer) a sum which indemnifies or compensates the Purchaser Group (in whole or in part) in respect of the amount paid by the relevant Warrantor in respect of that Claim, Specified Claim, Interim Covenant Claim or the Indirect Interest Holder Claim (as the case may be) (but for the avoidance of doubt, excluding any Tax refund, reduction in Tax, or other Tax benefit in respect of such claim), then the Purchaser shall procure that such steps are taken as are reasonably required to enforce such recovery and shall pay to the relevant Warrantor after receipt (and after the deduction of the costs of the Purchaser and each member of the Purchaser Group in obtaining such recovery and any Tax payable on such recovery), the balance (up to the amount actually paid by the relevant Warrantor to the Purchaser).

5.2	The Purchaser shall procure that reasonable steps are taken and assistance is given to avoid or mitigate any losses which in the absence of mitigation might give rise to a liability in respect of any Claim, Specified Claim, Indirect Interest Holder Claim or Interim Covenant Claim.

6.	NO DUPLICATION OF RECOVERY

6.1	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss, regardless of whether more than one Claim, Specified Claim, Tax Claim, Indirect Interest Holder Claim or Interim Covenant Claim arises in respect of it.

6.2	In the event that the Purchaser is entitled to make one or more Claim, Specified Claim, Tax Claim, Indirect Interest Holder Claim or Interim Covenant Claim in respect of the same liability, the Purchaser may claim under any or all but payments under the Tax Covenant shall pro tanto satisfy and discharge any Claim, Specified Claim or Interim Covenant Claim in respect of the same liability and vice versa. Notwithstanding the foregoing, the Purchaser may not receive duplicate recovery under this Agreement in respect of the same liability.

6.3	For the avoidance of doubt, the Purchaser shall not be entitled to make any Specified Claim (other than a Bribery Indemnity Claim) for amounts in excess of the Warranty Escrow Amount unless and until the aggregate Due Amount in respect of all Claims and Tax Claims equals or exceeds €35 million.

6.4	The Purchaser shall have no Claim or Tax Claim in respect of any deferred Tax asset or any non-availability thereof unless and to the extent that such deferred Tax was taken into account as an asset in the Net Working Capital Statement (including, for the avoidance of doubt, by means of reducing or extinguishing a provision for any liability to Tax in the Net Working Capital Statement).

7.	CONDUCT OF CLAIMS

7.1

If the Purchaser becomes aware of any fact, matter or circumstance that may result in a Claim, Indirect Interest Holder Claim or Interim Covenant Claim, the Purchaser shall as soon as reasonably practicable give notice to the Primary Indirect Interest Holders of such information as is reasonably available to the Purchaser to enable the Primary Indirect Interest Holders to assess the merits of the potential claim. No failure by the Purchaser to comply with the provisions of this paragraph 7.1 shall limit the liability of the Primary Indirect Interest Holders to the Purchaser under this Agreement (or the ability of the Purchaser to make a Claim, Indirect Interest Holder

Claim or Interim Covenant Claim), except to the extent that the amount of the Claim, Indirect Interest Holder Claim or Interim Covenant Claim is increased as a result of such failure (but then only with respect to such increase).

7.2	If the fact, matter or circumstance that gives rise to a Claim, Indirect Interest Holder Claim or Interim Covenant Claim is a result of or in connection with a claim by a third party (a “Third Party Claim”) then, without prejudice to the rights of the insurers of the Purchaser’s Group and subject to the rights of Chartis Europe Limited under the Warranty and Indemnity Insurance Policy:

(a)	the Purchaser shall, as far as reasonably practicable, consult with the Primary Indirect Interest Holders before taking any action in relation to the Third Party Claim;

(b)	no admissions in relation to the Third Party Claim shall be made by or on behalf of the Purchaser or any member of the Purchaser’s Group and the Third Party Claim shall not be compromised, disposed of or settled without the consent of the Primary Indirect Interest Holders; and

(c)	subject to the Primary Indirect Interest Holders indemnifying the Purchaser or other members of the Purchaser’s Group concerned against all costs and expenses (including legal and professional costs and expenses) that may be incurred thereby the Purchaser shall, or the Purchaser shall procure that any members of the Purchaser’s Group shall, take such action as a Primary Indirect Interest Holder may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim, always provided that:

(i)	where one or more Primary Indirect Interest Holder requests action to be taken which, in the Purchaser’s reasonable opinion, conflicts with a request received by the Purchaser from another Primary Indirect Interest Holder, (A) the Purchaser shall notify the Primary Indirect Interest Holders in writing as soon as reasonably practicable that, in its reasonable opinion, such requests conflict (including reasonable particulars of the conflict); and (B) the Purchaser shall be under no obligation to take any such action except to the extent jointly agreed by the Primary Indirect Interest Holders who provided the conflicting requests (such joint agreement to be confirmed to the Purchaser in writing, with a copy to each Primary Indirect Interest Holder). Without affecting the Purchaser’s rights or obligations hereunder, a Primary Indirect Interest Holder who makes a request for action under this paragraph 7.2(c) shall promptly notify the other Primary Indirect Interest Holders of same in writing and provide them with written details of such request;

(ii)

any other Warrantor shall reimburse the Primary Indirect Interest Holders their Indirect Interest Holder Warranty Proportion (or in respect of an Interim Covenant Claim, their Indirect Interest Holder Adjustment Proportion) of any amounts paid under the aforementioned indemnity but only to the extent that the Warrantors liability in respect of the Claim or Interim Covenant Claim in question is less than its liability would have been in respect of the Third Party Claim as asserted, taking into account for this purpose legal costs that the Purchaser’s Group might reasonably be expected to have incurred in dealing with such Third Party Claim absent any request by the Primary Indirect Interest Holders pursuant to this paragraph 7.2 (c); and

(iii)	any obligation of the Managers to reimburse the Primary Indirect Interest Holders under this paragraph 7.2(c) shall be limited to and discharged only from payments (if any) due and payable to the Managers from the Warranty Escrow Account under Clause 9.2, provided further that the Purchaser shall not in any circumstances be subject to any obligation or liability whatsoever with respect to the provisions of paragraphs 7.2(c)(ii) and (iii) except as provided in Clauses 9 and 10.

7.3	Notwithstanding paragraph 7.2, neither the Purchaser nor any member of the Purchaser’s Group shall be required to take any action or refrain from taking any action, if the Purchaser or other member of the Purchaser’s Group concerned reasonably considers such action or omission to be materially prejudicial to it or to its business, would be misleading or inaccurate in any material respect or would materially affect the future liability to Tax of any member of the Purchaser’s Group.

7.4	The Purchaser shall not be precluded from bringing any Claim or Interim Covenant Claim by reason of any breach of paragraph 7.2.

7.5	For the avoidance of doubt, no Warrantor other than then the Primary Indirect Interest Holders shall have any rights in relation to this paragraph 7.

8.	VENDOR ACCESS

In the event of a Claim, Specified Claim or Interim Covenant Claim, the Purchaser shall, subject to the Primary Indirect Interest Holders giving such undertakings as to confidentiality as the Purchaser may reasonably require, procure that the Primary Indirect Interest Holders and their Representatives are provided, upon reasonable notice and during Working Hours, access to such information, records, premises and personnel of the relevant Group Companies as the Primary Indirect Interest Holders may reasonably require (not being any which would otherwise be subject to legal privilege) to investigate, avoid, remedy, dispute, resist, appeal, compromise or contest such Claim, Specified Claim or Interim Covenant Claim (as applicable).

9.	FRAUD AND WILFUL CONCEALMENT

9.1	The provisions of paragraphs 1 and 2 of this Schedule 8 (Limitations on Liability) shall not apply:

(a)	subject to paragraph 9.1(c) below, in respect of the liability of a Warrantor (as the case may be) where a Claim, Specified Claim, Tax Claim or Interim Covenant Claim is (or the delay in the discovery of which is) the consequence of fraud or wilful concealment of such Warrantor;

(b)	in respect of the liability of Argon or any Indirect Interest Holder where an Indirect Interest Holder Claim is (or the delay in the discovery of which is) the consequence of fraud or wilful concealment of Argon or that Indirect Interest Holder, respectively; or

(c)	in respect of the liability of a Manager as a Warrantor, such Manager will have no liability other than where:

(i)	the Purchaser has no remaining recourse to the Vendor in respect of a Fraud-based Claim;

(ii)	the Fraud-based Claim arises as a consequence of the fraud of such Manager against the Purchaser or the Purchaser Guarantor; and

(iii)	notice in writing of such Fraud-based Claim is given to the relevant Manager no later than 31 March 2014.

9.2	Subject to Clause 10.9 and for the avoidance of doubt, the provisions of paragraphs 1 and 2 above shall apply in relation to the liability of the Warrantors, Argon or each Indirect Interest Holder and each successor, assignor and novatee of any such party, notwithstanding the fraud on the part of any person or entity (including an agent) other than such party.

10.	MATTERS ARISING SUBSEQUENT TO THIS AGREEMENT

10.1	Neither the Warrantors, with respect to a Claim, nor the Indirect Interest Holders, with respect to an Indirect Interest Holder Claim, shall be liable for a Claim in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any losses arising therefrom, to the extent that the same would not have occurred but for:

(a)	any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement (including the Pre-Completion Restructuring or anything undertaken pursuant to Clause 5.9 or paragraph 1.1(g) or (h) of Schedule 3 (Interim Period Obligations)) or otherwise at the request in writing or with the approval in writing of the Purchaser;

(b)	any knowing act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Group Companies, or their respective directors, officers, employees or agents or successors in title after Completion;

(c)	any change after Completion of any generally accepted interpretation or application of any legislation or regulation; and

(d)	the passing of, or any change in, after Completion any Law, any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of Completion.

11.	INSURANCE

The Warrantors shall not be liable for any Claim or Interim Covenant Claim (as the case may be) to the extent that the losses in respect of which such Claim or Interim Covenant Claim is made are recovered by the Purchaser or a member of the Purchaser’s Group under a policy of insurance.

12.	PURCHASER KNOWLEDGE

12.1	None of the Indirect Interest Holders shall be liable in respect of any Claim to the extent that the facts, matters or circumstances giving rise to the relevant Claim were actually known by the Purchaser prior to the signing of this Agreement.

12.2	For the purposes of paragraph 12.1 and paragraph 7 of Schedule 13, the knowledge of the Purchaser and the Purchaser Guarantor, respectively, shall mean the actual knowledge of Paul Bisaro, David Buchen, Todd Joyce, Sigurdur Oli Olafsson (provided that the actual knowledge of Sigurdur Oli Olafsson shall be limited to such actual knowledge as he has acquired or has been reconfirmed since 1 October 2011 as a result of his participation in the Transaction), Frederick Wilkinson, Robert Stewart, Charles Mayr, Sigurd Kirk, Amy Hulina, Francois Menard, Vivek Bachhawat, Chetna Thanawala and Patrick J. Eagan in each case following their review of the Purchaser’s Due Diligence Reports.

12.3	The Purchaser agrees that it will not assert any right of privilege in relation to the disclosure of the Purchaser Due Diligence Reports to the Vendor or any Indirect Interest Holder.

[…]

SCHEDULE 9

TAX COVENANT

[…]

Part 2

1.	COVENANT TO PAY

1.1	Each Warrantor severally covenants with the Purchaser to pay to the Purchaser other than in respect of a Transfer Pricing Specified Claim its Indirect Interest Holder Warranty Proportion of, or, in the case of a Transfer Pricing Specified Claim, its Indirect Interest Holder Adjustment Proportion of, an amount equal to:

(a)	any Actual Tax Liability arising:

(i)	in respect of any Event which occurs (or is treated for Tax purposes as occurring) on or before Completion (including Completion itself); or

(ii)	in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion;

(b)	any Deemed Tax Liability;

(c)	any Actual Tax Liability or Deemed Tax Liability arising with respect to any income from the “discharge of indebtedness” within the meaning of Section 61(a)(12) of the I.R.C. and any similar provision of applicable Tax Law, in any jurisdiction in connection with the Transaction to the extent the Tax Liability arises in respect of or by reference to any Income, Profits or Gains earned, accrued or received by the relevant Group Company on or before Completion; and

(d)	all costs reasonably incurred by the Purchaser or a Group Company in connection with:

(i)	a Tax Liability of the kind referred to in paragraphs 1.1(a), (b) or (c) or any Demand therefor in respect of which a successful claim is made by the Purchaser under this Schedule 9 (Tax Covenant); or

(ii)	successfully taking or defending any action under this Schedule 9 (Tax Covenant),

provided that where the liability in question relates to a Group Company which was not a wholly owned subsidiary of the Vendor immediately before Completion, the amount payable by the Warrantors to the Purchaser under paragraphs 1.1(a) to (c) shall be reduced proportionately to reflect the percentage of the relevant Group Company owned (directly or indirectly) by the Vendor immediately before Completion.

1.2	For the purposes of this Schedule 9 (Tax Covenant), the amount of a Deemed Tax Liability of a Group Company is:

(a)	in the case of a loss of or failure to obtain an Accounts Relief:

(i)	where the Accounts Relief is a right to repayment of Tax, the amount of the repayment lost or not obtained; and

(ii)	in any other case, the amount of Tax which is payable by a Group Company which would not have been payable but for the loss or failure to obtain such Accounts Relief; and

(b)	in the case of a use or set off of a Purchaser’s Relief, the amount of Tax which would have been payable by a Group Company but for the use or set off of such Purchaser’s Relief.

2.	LIMITATIONS AND EXCLUSIONS

The Warrantors shall not be liable under paragraph 1.1(a), (b) or (c) of this Schedule 9 (Tax Covenant) or for breach of the Tax Warranties to the extent that:

2.1	provision or reserve was made or reflected in the Net Working Capital Amount in respect of the liability in question or the liability in question was otherwise included in the computation of the Net Working Capital Amount;

2.2	the liability in question has been paid or discharged prior to Completion;

2.3

the liability in question arises or is increased as a result of: (i) any change in legislation (including a change in subordinate legislation) after Completion; (ii) a published change in the previously published position of any Tax Authority after Completion; (iii) a change after Completion in the clear weight of judicial authority interpreting legislation beyond which there is no right of appeal in the relevant jurisdiction; or (iv) or an increase in the rates of Tax after Completion, in each case not actually or prospectively in force or announced at the date of this Agreement. For the avoidance of doubt, a clarification of law, legislation or published practice, including a clarification of an issue or matter on which there was previously no clear guidance, shall not constitute a “change” for purposes of this paragraph 2.3;

2.4	the liability in question would not have arisen but for a voluntary act of any member of the Purchaser’s Tax Group at any time, but in the case of a Group Company after Completion, only in circumstances where the Purchaser knew or ought reasonably to have known that the liability in question would have arisen as a result of the voluntary act and where an alternative course of action was available that would have reduced or eliminated the liability, and which has been carried out otherwise than pursuant to a legally binding obligation (whether or not conditional) entered into by any Group Company on or before Completion. For the avoidance of doubt:

(a)	any act carried out pursuant to any obligation under legislation or regulations relating to Tax or any other requirement imposed by a Tax Authority (including the filing of any Tax Return);

(b)	any act carried out at the written request of, or with the written consent of, the Vendor or the Primary Indirect Interest Holders;

(c)	any act carried out pursuant to this Agreement;

(d)	any act occurring in the ordinary course of business of the relevant Group Company (as such business was carried on or before the date of this Agreement, provided such business was carried on in accordance with applicable Laws); or

(e)	any disclosure to a Tax Authority by any member of the Purchaser’s Tax Group or any Group Company acting reasonably and in good faith,

shall not be a voluntary act for these purposes;

2.5	the liability in question would not have arisen but for the failure or omission on the part of a Group Company after Completion to make a valid claim, election, surrender or disclaimer or to give a valid notice or consent, under the provisions of an enactment or regulation relating to Tax, the making, giving or doing of which was taken into account in the Net Working Capital Amount and of which the Purchaser had received written notice from any Primary Indirect Interest Holder or the Vendor at least thirty (30) Business Days prior to the procedural, administrative, legal or statutory deadline for the making, giving or doing of such claim, election, surrender, disclaimer, notice or consent, provided that no such notice is required to be given in the case of a claim, election, surrender, disclaimer, notice or consent that is of a kind that is routine in nature and/or done by the relevant Group company in the ordinary course of filing or submitting any Tax return;

2.6	the liability in question arises or is increased solely as a consequence of any change (including, for the avoidance of doubt, any change with retrospective effect) after Completion in any accounting policy or practice adopted by a Group Company, unless such change is to rectify a failure to apply a generally accepted accounting policy applicable at the relevant time;

2.7	the liability in question arises from the ordinary course of business of the relevant Group Company after the Calculation Date up to Completion (but, for the avoidance of doubt, Completion itself shall not be regarded as “ordinary course of business”);

2.8	the liability in question arises solely as a result of a failure by the Purchaser to comply with any of its obligations under paragraph 3 (Manner of Making and Conduct of Claims), 4 (Payment of Claims) or 5 (Tax Returns and Computations) of this Schedule 9 (Tax Covenant);

2.9	the liability in question consists of interest and penalties attributable to unreasonable delay by the Purchaser, or the relevant Group Company, in paying Tax to a Tax Authority following a payment by the Vendor or the Warrantors of an amount in respect of such Tax pursuant to a Tax Claim;

2.10	a Relief (other than a Purchaser’s Relief) is available and can actually be used to reduce or eliminate the liability in question, provided it has not already been taken into account under paragraph 6 or 8 or it is not a Relief in respect of which a payment has been made under paragraph 9 (Tax Refunds);

2.11	the liability in question would not have arisen but for any act (including an act which results in a loss of Relief (other than a Purchaser’s Relief) where such Relief would otherwise have been available and could actually have been used to reduce or eliminate the liability in question, provided it has not otherwise been taken into account in reducing or extinguishing a liability of the Warrantors or Vendor under paragraph 1.1 of this Schedule 9 (Tax Covenant) or for breach of the Tax Warranties as a result of paragraph 2.10) carried out by the Vendor or the Warrantors or any Group Company (in the case of a Group Company, on or before Completion) at the written request of the Purchaser (excluding, for the avoidance of doubt, entering into the Relevant Agreements) provided that such act is carried out in the manner requested in any such request. For the avoidance of doubt, a loss of Relief for the purposes of this paragraph 2.11 shall not include the loss of any saving or reduction of Tax or any double taxation credit, relief or refund available only by reason of the payment of Tax to which the liability in question referred to at the beginning of this paragraph 2.11 relates;

2.12	the liability in question would not have arisen but for the Pre-Completion Restructuring or any matter undertaken pursuant to paragraphs 1.1(g) or (h) of Schedule 3 (Interim Period Obligations);

2.13	any income or profits to which the liability in question is attributable were actually earned or received by any Group Company on or before Completion, but such income or profits were not reflected in the Net Working Capital Amount and do not arise as a result of a breach of the Vendor’s obligations pursuant to Schedule 3 (Interim Period Obligations) (which causes the Purchaser to suffer a loss), provided such income or profits are actually retained by the relevant Group Company at the Completion Date; or

2.14	the liability in question is in respect of Transfer Taxes payable in connection with this Agreement and/or the transactions contemplated by this Agreement.

3.	MANNER OF MAKING AND CONDUCT OF CLAIMS

3.1	If the Purchaser or a Group Company becomes aware of a Demand which reasonably could be expected to give rise to a liability for the Warrantors under paragraph 1.1 of this Schedule 9 (Tax Covenant) or under the Tax Warranties:

(a)	the Purchaser shall give written notice to the Primary Indirect Interest Holders of the Demand (including reasonable particulars of the Demand, the due date for payment and the time limits for any appeal) as soon as reasonably practicable and in any event not more than fifteen (15) Business Days after the Purchaser or the relevant Group Company becomes aware of the Demand (but for the avoidance of doubt, the giving of such notice shall not be a condition precedent to the liability of the Warrantors under this Schedule 9 (Tax Covenant) or under the Tax Warranties);

(b)	the Purchaser shall control the conduct and resolution of any such Demand, provided that the Purchaser shall take (or shall procure that a Group Company shall take) all such action as a Primary Indirect Interest Holder may reasonably request to avoid, dispute, resist, appeal, compromise or defend the Demand, except where one or more of the Primary Indirect Interest Holders requests that the Purchaser takes action which, in the Purchaser’s reasonable opinion, conflicts with a request for action received by the Purchaser from another Primary Indirect Interest Holder, in which case: (i) the Purchaser shall notify the Primary Indirect Interest Holders as soon as reasonably practicable in writing that, in its reasonable opinion, such requests conflict (including reasonable particulars of the conflict); and (ii) the Purchaser shall be under no obligation to take any such action except to the extent jointly agreed by the Primary Indirect Interest Holders who provided the conflicting requests (such joint agreement to be confirmed to the Purchaser in writing, with a copy to each Primary Indirect Interest Holder). Without affecting the Purchaser’s rights or obligations hereunder, a Primary Indirect Interest Holder who makes a request for action under this paragraph 3.1(b) shall promptly notify the other Primary Indirect Interest Holders of same in writing and provide them with written details of such request; and

(c)	the Purchaser shall keep the Primary Indirect Interest Holders informed of any material developments (including any meetings) and shall provide the Primary Indirect Interest Holders with copies of all material correspondence and documentation and such other information, assistance and access to records, books and accounts and personnel as they reasonably require, in each case, relating to the Demand referred to in paragraph 3.1(a).

3.2

The rights of the Primary Indirect Interest Holders under paragraph 3.1 (other than the right to receive notice) are subject to the rights of Chartis Europe Limited under the Warranty and Indemnity Insurance Policy and subject to the Purchaser and/or the relevant Group Company (as applicable) having been indemnified by any Primary Indirect Interest Holder(s) that has requested the Purchaser to take (or procure a Group Company to take) such action as is described in paragraph 3.1(b) against all costs reasonably and properly incurred and any further liability to Tax which may be incurred in connection with any such action as is referred to in paragraph 3.1(b), always provided that:

(a)	any other Warrantor shall reimburse such Primary Indirect Interest Holder(s) its Indirect Interest Holder Warranty Proportion (or where the Demand in question is in relation to a Transfer Pricing Specified Claim, its Indirect Interest Holder Adjustment Proportion) of any amounts paid under the aforementioned indemnity but only to the extent that such party’s liability in respect of the Demand in question is less than its liability would have been in respect of the Demand as asserted, taking into account for this purpose legal costs that the Purchaser’s Group might reasonably be expected to have incurred in dealing with such Demand absent any request by the Primary Indirect Interest Holders pursuant to this paragraph 3.2; and

(b)	any obligation of the Managers to reimburse the Primary Indirect Interest Holders under this paragraph 3.2 shall be limited to and discharged only from payments (if any) due to the Managers from the Warranty Escrow Account under Clause 9.2, provided further that, without prejudice to Clauses 9 and 10, the Purchaser shall not in any circumstances be subject to any obligation or liability whatsoever with respect to the provisions of paragraphs 3.2(a) or (b).

3.3	Subject to paragraph 3.4, and the rights of Chartis Europe Limited under the Warranty and Indemnity Insurance Policy, the Purchaser must not, and shall procure that no Group Company shall, make any admission of liability to any Tax Authority or in relation to any Demand of which notification has been given under paragraph 3.1(a) above or settle, dispose of or otherwise compromise any matter relating to the Demand referred to in paragraph 3.1 without the prior written consent of all of the Primary Indirect Interest Holders, such consent not to be unreasonably withheld or delayed. For the avoidance of doubt, an “admission of liability” within the meaning of the prior sentence shall not mean disclosure or provision of any factual information to any Tax Authority or in relation to any Demand.

3.4	If the Primary Indirect Interest Holders do not: (i) request the Purchaser to take, or procure the taking of, any such action as mentioned in paragraph 3.1(b); or (ii) following receipt of a notice from the Purchaser pursuant to paragraph 3.1(b)(i), provide the Purchaser with written confirmation of jointly agreed action in accordance with paragraph 3.1(b)(ii), in each case within fifteen (15) Business Days of receipt of notice by the Primary Indirect Interest Holders under paragraph 3.1(a), or one or more Primary Indirect Interest Holders do not indemnify the Purchaser and/or the relevant Group Company as required by paragraph 3.2 within a reasonable period of time following written request from the Purchaser to the Primary Indirect Interest Holders for the same, the Purchaser shall be free to satisfy or settle the relevant Tax Liability on such terms as it may reasonably think fit, provided that the Purchaser or Group Company concerned has notified the Primary Indirect Interest Holders in writing of its intention so to deal with the matter and the Primary Indirect Interest Holders have not responded within five (5) Business Days requesting the Purchaser to take, or procure the taking of, any such action as is mentioned in paragraph 3.1(b) or indemnifying the Purchaser and/or the relevant Group Company as the case may be.

3.5	The Primary Indirect Interest Holders will not be entitled to request the Purchaser to take, or procure the taking of, an action which involves an appeal beyond the first appellate court in the relevant jurisdiction without an opinion from jointly chosen and nationally recognised leading Tax counsel that the appeal will, on the balance of probabilities, be won.

4.	PAYMENT OF CLAIMS

4.1	The due day for payment of any liability of the Warrantors under this Schedule 9 (Tax Covenant) shall be:

(a)	in the case of an Actual Tax Liability, the day which is the later of five (5) Business Days after a written demand is made for payment by or on behalf of the Purchaser, and five (5) Business Days before the date on which that Tax becomes due and payable to the relevant Tax Authority;

(b)	in the case of a Deemed Tax Liability, the day which is the later of five (5) Business Days after a written demand is made for payment by or on behalf of the Purchaser and:

(i)	in the case of the loss of or failure to obtain an Accounts Relief which is a right to repayment of Tax, the day on which the repayment would otherwise have been obtained;

(ii)	in the case of the loss of or failure to obtain any other Accounts Relief, five (5) Business Days before Tax which would otherwise have been saved becomes due and payable to the relevant Tax Authority; or

(iii)	in the case of the use or set off of a Purchaser’s Relief, the day on which the Tax which would have been payable but for the use or set off is due and payable to the relevant Tax Authority; and

(c)	in any other case, five (5) Business Days after the date on which written demand is made for payment by or on behalf of the Purchaser.

4.2	In the case of:

(a)	a liability of the Warrantors under this Schedule 9 other than in respect of a Transfer Pricing Specified Claim:

(i)	each of DB and Landsbanki shall pay the amount due into the Purchaser’s Bank Account directly; and

(ii)	within sufficient time for the Warranty Escrow Agent to make payment on or prior to the due date set out in paragraph 4.1 above or as otherwise agreed between the Vendor or the Primary Indirect Interest Holders and the Purchaser, the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Warranty Escrow Agent in writing to pay to the Purchaser from the Warranty Escrow Account the lesser of (i) the aggregate amount due from ALMC, Nitrogen and the Managers, and (ii) the amount standing to the credit of the Warranty Escrow Account;

(b)	a liability of the Warrantors under this Schedule 9 which arises from a Transfer Pricing Specified Claim:

(i)	each of DB and Landsbanki shall pay the amount due into the Purchaser’s Bank Account directly; and

(ii)	within sufficient time for the Interim Covenant Escrow Agent to make payment on or prior to the due date set out in paragraph 4.1 above or as otherwise agreed between the Vendor or the Primary Indirect Interest Holders and the Purchaser, the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Interim Covenant Escrow Agent in writing to pay to the Purchaser out of the Interim Covenant Escrow Account the aggregate amount due from ALMC and Nitrogen or, if less, the amount standing to the credit of the Interim Covenant Escrow Account, provided that nothing in this paragraph 4.2 shall be regarded as imposing any limit on the amount of any liability under this Schedule 9 (Tax Covenant).

4.3	For the purposes of this paragraph 4, references to the day on which an amount of Tax becomes due and payable to the relevant Tax Authority will be the last day on which such Tax may by law be paid without incurring a penalty or liability for interest in respect thereof, provided that, in the case of an Actual Tax Liability:

(a)	if in the course of an appeal the date on which the Tax is due and payable is postponed following an application to the relevant Tax Authority, court or tribunal, the due date for payment by the Warrantors shall be five (5) Business Days before such later date when the amount of Tax becomes due and payable; and

(b)	if a payment or payments to the relevant Tax Authority prior to the date specified by this paragraph 4 would avoid or minimise interest or penalties, each Warrantor may, at its option, pay its Indirect Interest Holder Warranty Proportion, or, in the case of a Transfer Pricing Specified Claim, its Indirect Interest Holder Adjustment Proportion of the whole or part of the amount due to the Purchaser on an earlier date or dates and the Purchaser shall procure that the Tax in question (or the appropriate part of it) is promptly paid to the relevant Tax Authority.

5.	TAX RETURNS AND COMPUTATIONS

5.1	The Purchaser or its duly authorised agents will be responsible for, and have the conduct of:

(a)	preparing, submitting to and agreeing with the relevant Tax Authorities all Tax Returns, computations, documents and correspondence of each Group Company for all accounting periods and Tax periods (if relevant) of each Group Company ending (i) on or before Completion, and (ii) in which Completion falls (“Tax Documents”);

(b)	preparing, submitting and agreeing with the relevant Tax Authorities any Tax Returns, computations, documents and correspondence relating to any Transfer Taxes payable in connection with this Agreement and/or the transactions contemplated by this Agreement (“Transfer Tax Documents”);

(c)	dealing with all other matters which relate to Tax including, without limitation, any enquiry, dispute, audit, negotiation or settlement involving any Tax Authority for all accounting periods and Tax periods (if relevant) of each Group Company ending (i) on or before Completion, and (ii) in which Completion falls; and

(d)	paying any Transfer Taxes due in connection with this Agreement and/or the transactions contemplated by this Agreement.

5.2	For the purposes of paragraph 5.1:

(a)	all Tax Documents and Transfer Tax Documents which are to be submitted to a Tax Authority must be submitted in draft form by the Purchaser to the Primary Indirect Interest Holders or their duly authorised agents for comment. If a time limit applies in relation to the submission of any Tax Documents or Transfer Tax Documents, the Purchaser shall ensure that the Primary Indirect Interest Holders receive the Tax Documents or Transfer Tax Documents no later than twenty (20) Business Days before the expiry of the time limit (or, if a shorter time limit applies in relation to the submission of the relevant Tax Documents or Transfer Tax Documents, as soon as is reasonably practicable);

(b)	the Primary Indirect Interest Holders or their duly authorised agents must comment within ten (10) Business Days (or, if a shorter time limit applies in relation to the submission of the relevant Tax Documents or Transfer Tax Documents, within such time as will reasonably enable the Purchaser to file the Tax Documents or Transfer Tax Documents within the applicable time period) of their receipt of any such Tax Documents or Transfer Tax Documents from the Purchaser and if the Purchaser has not: (i) received any comments from the Primary Indirect Interest Holders (or their duly authorised agents); or (ii) following receipt of a notice by the relevant Primary Indirect Interest Holders from the Purchaser pursuant to paragraph 5.2(c)(i) below, received written confirmation of jointly agreed comments and/or suggestions in accordance with paragraph 5.2(c)(ii) below, within such period, the Primary Indirect Interest Holders and their duly authorised agent will be deemed to have approved such draft documents;

(c)

the Purchaser must take into account all reasonable comments and suggestions made by a Primary Indirect Interest Holder or its duly authorised agents except where one or more Primary Indirect Interest Holder makes comments and/or suggestions which, in the Purchaser’s reasonable opinion, conflict with those received by the Purchaser from another Primary Indirect Interest Holder, in which case: (i) the Purchaser shall notify the Primary Indirect Interest Holders as soon as reasonably practicable in writing that, in its reasonable opinion, such comments and/or suggestions conflict (including reasonable particulars of the conflict); and (ii) the Purchaser shall be under no obligation to take into account any comments and/or suggestions made by the Primary Indirect

Interest Holders except to the extent jointly agreed by the Primary Indirect Interest Holders who provided the conflicting comments and/or suggestions (such joint agreement to be confirmed to the Purchaser in writing, with a copy to each Primary Indirect Interest Holder). Without affecting the Purchaser’s rights or obligations hereunder, a Primary Indirect Interest Holder who makes any comments and/or suggestions under this paragraph 5.2(c) shall promptly notify the other Primary Indirect Interest Holders of same in writing and provide them with a copy of such comments and/or suggestions;

(d)	the Warrantors and the Purchaser must each respectively afford (or procure the affordance) to each other or their duly authorised agents of information and assistance which may reasonably be required to prepare, submit and agree all outstanding Tax Documents which relate to Group Companies and Transfer Tax Documents;

(e)	the Warrantors and the Purchaser must as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority; and

(f)	where any Transfer Tax Documents are required by Law to be submitted by the Vendor, the Purchaser shall prepare and the Vendor, or if applicable, the Primary Indirect Interest Holders on behalf of the Warrantors (as novatees of the Vendor’s rights) shall submit such Transfer Tax Documents to the relevant Tax Authorities subject to and in accordance with the provisions of this paragraph 5.2, provided that paragraphs 5.2(a) to (e) above shall only apply to Transfer Tax Documents which are due to be submitted by the Purchaser to a Tax Authority on or prior to the date on which the Completion Statement is finalised pursuant to paragraph 2.4 of Schedule 9.

5.3	For the avoidance of doubt, where any matter relating to Tax gives rise to a Demand to which the provisions of paragraph 3 apply, those provisions shall take precedence over the provisions of this paragraph 5 (Tax Returns and Computations).

5.4	For the avoidance of doubt the provisions of paragraph 5.2 shall apply to any Tax Documents or other matters relating to Tax which are reasonably expected to be relevant to a liability of the Warrantors or the Vendor under this Schedule 9 (Tax Covenant).

5.5	Subject to paragraph 5.4, paragraph 5.2 shall not apply in respect of any Tax Documents or other matters relating to Tax which relate solely to an Event or Events occurring (or treated as occurring) after Completion.

6.	THIRD PARTY RECOVERY

6.1

If an amount is paid to the Purchaser under this Schedule 9 (Tax Covenant) or the Tax Warranties (the “Original Payment”) and the Purchaser or a Group Company is, or within two (2) years of such payment becomes, entitled to recover from some other person (other than a member of the Purchaser’s Tax Group and excluding any recovery under the Warranty and Indemnity Insurance Policy) any sum in respect of the matter giving rise to the Original Payment (other than by reason of the use or set off of a Purchaser’s Relief and excluding, for the avoidance of doubt, any non-cash saving or reduction of Tax or any non-cash Tax credit arising in respect of the matter giving rise to the Original Payment), the Purchaser will (and will procure that the relevant Group Company will) as soon as reasonably practicable notify the Primary Indirect Interest Holders of such entitlement and will, if so requested by a Primary Indirect Interest Holder and upon the Purchaser being indemnified to its reasonable satisfaction by the Primary Indirect Interest Holders against all costs, losses or damages which may thereby be reasonably incurred, take all reasonable steps to enforce such recovery, keeping the Primary Indirect Interest Holders informed of the progress of any action taken, provided that neither the relevant Group Company nor the Purchaser will be obliged to take any action which it reasonably considers to be materially prejudicial to its interests and provided further that: where a request by one or more Primary Indirect Interest Holder, in the Purchaser’s reasonable opinion, conflicts with a request received by the Purchaser from another Primary Indirect Interest Holder: (i) the Purchaser shall notify the Primary Indirect Interest Holders as soon as reasonably practicable in writing that, in its reasonable opinion, such requests conflict (including reasonable particulars of the conflict); and (ii) the Purchaser shall be under no obligation to take any such steps or action except to the extent jointly requested by the Primary Indirect Interest Holders who provided the conflicting requests (such joint agreement to be confirmed to the Purchaser in writing, with a copy to each Primary Indirect Interest Holder), and the Purchaser shall within five (5) Business Days of such recovery pay, in accordance with paragraph 6.2 below, an amount (the “Recovery Amount”) equal to the lesser of:

(a)	the sum so recovered by the Purchaser or the Group Company (as applicable) from the other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered (to the extent that the interest or repayment supplement relates to the period following the payment by the Warrantors to the Purchaser), but less: (i) an amount equal to any Tax liability for which the Warrantors would have been liable under this Schedule 9 (Tax Covenant) or the Tax Warranties but for paragraph 1.2 of Schedule 8 (Limitations on Liability) and which has not already been taken into account under this paragraph 6 (Third Party Recovery) or under paragraph 9 (Tax Refunds); (ii) any reasonable costs of recovery not previously reimbursed; and (iii) any Tax chargeable on the sum recovered); and

(b)	the amount paid by the Warrantors to the Purchaser as referred to above less the amount of any Tax liability for which the Warrantors would have been liable under this Schedule 9 (Tax Covenant) or the Tax Warranties but for paragraphs 1.2 of Schedule 8 (Limitations on Liability) and which has not already been taken into account under this paragraph 6 (Third Party Recovery) or under paragraph 9 (Tax Refunds);

save that where the Purchaser has received both a payment under this Schedule 9 (Tax Covenant) or the Tax Warranties and a payment under the Warranty and Indemnity Insurance Policy in respect of the same matter (the “Aggregate Payment”), this paragraph 6 (Third Party Recovery) shall only apply to the proportion of any sum recovered by the Purchaser in respect of such matter as the payment received under this Schedule 9 (Tax Covenant) or the Tax Warranties bears to the Aggregate Payment. Without affecting the Purchaser’s rights or obligations under this paragraph 6.1, a Primary Indirect Interest Holder who makes a request under this paragraph 6.1 shall promptly notify the other Primary Indirect Interest Holders of same in writing and provide them with written details of such request.

6.2	For the purposes of paragraph 6.1:

(a)	subject to paragraph 6.3, if payment under paragraph 6.1 is due to be made when no amount stands to the credit of the Warranty Escrow Account, or where the Original Payment arose pursuant to a Transfer Pricing Specified Claim, the Interim Covenant Escrow Account, the Purchaser shall pay to each of the Warrantors its respective Indirect Interest Holder Warranty Proportion of the Recovery Amount; or, where the Original Payment arose pursuant to a Transfer Pricing Specified Claim, its respective Indirect Interest Holder Adjustment Proportion of the Recovery Amount; or

(b)	if payment under paragraph 6.1 is due to be made when any amount stands to the credit of the Warranty Escrow Account, or alternatively where the Original Payment arose pursuant to a Transfer Pricing Specified Claim, the Interim Covenant Escrow Account, the Purchaser shall:

(i)	pay to each of DB and Landsbanki its Indirect Interest Holder Warranty Proportion of the Recovery Amount or, where the Original Payment arose pursuant to a Transfer Pricing Specified Claim, its Indirect Interest Holder Adjustment Proportion of the Recovery Amount; and

(ii)	pay the remainder of the Recovery Amount into the Warranty Escrow Account, or where the Original Payment arose pursuant to a Transfer Pricing Specified Claim, into the Interim Covenant Escrow Account.

6.3	No payment shall be made to any Warrantor pursuant to paragraph 6.1 to the extent any payment is due from that Warrantor pursuant to this Agreement (in which case such due amount shall reduce the payment due from that Warrantor accordingly).

6.4	To the extent that there is any excess of the recovered sum after the amount paid to the Purchaser under paragraph 6.1 (or the amount that would have been paid if paragraph 6.3 did not apply) and after deduction of an amount equal to any Tax liability for which the Warrantors would have been liable under this Schedule 9 (Tax Covenant) or the Tax Warranties but for paragraph 1.2 of Schedule 8 (Limitations on Liability) (to the extent not already deducted under paragraph 6.1 and which has not already been taken into account under this paragraph 6 (Third Party Recovery) or under paragraph 9 (Tax Refunds)) the Purchaser shall pay to each Warrantor its Indirect Interest Holder Warranty Proportions or, where the Original Payment arose pursuant to a Transfer Pricing Specified Claim, its Indirect Interest Holder Adjustment Proportion, of the lesser of:

(a)	the amount of such excess (less any reasonable costs of recovery not previously reimbursed and less any Tax chargeable on the sum recovered); and

(b)	an amount equal to interest on the amount paid to the Purchaser by the Vendor or the Warrantors referred to in paragraph 6.1 above, from the date on which such payment was made until the date the payment of the sum recovered by the Purchaser is made to the Warrantors pursuant to paragraph 6.1 above, at an annual rate which is 4% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period.

6.5	This paragraph 6 (Third Party Recovery) shall not apply to any entitlement to recover to which the provisions of Clauses 21.4 and 21.5 apply.

7.	SECONDARY LIABILITIES

7.1	The Purchaser covenants with the Warrantors to pay to each Warrantor its Indirect Interest Holder Warranty Proportion of an amount equivalent to any Tax or any amount on account of Tax (other than any Tax or any amount on account of Tax which arises as a result of a failure by the Purchaser to make any deduction or withholding required by Law to be deducted or withheld from any payment made under this Agreement) which any member of the Vendor’s Tax Group is required to pay to a Tax Authority as a result of a failure by a Group Company (after the Completion Date), or any other member of the Purchaser’s Tax Group (before or after the Completion Date) (excluding, for the avoidance of doubt, any Group Company) to discharge that Tax.

7.2	Each Warrantor severally covenants to pay to the Purchaser its Indirect Interest Holder Warranty Proportion of an amount equivalent to any Tax or any amount on account of Tax (other than any Tax or any amount on account of Tax which arises as a result of a failure by the Vendor or any Warrantor to make any deduction or withholding required by Law to be deducted or withheld from any payment made under this Agreement) which a Group Company or any other member of the Purchaser’s Tax Group is required to pay to a Tax Authority as a result of a failure by any member of the Vendor’s Tax Group to discharge that Tax.

7.3	The covenants contained in paragraphs 7.1 and 7.2 shall:

(a)	extend to any costs reasonably and properly incurred in connection with such Tax or a successful claim under paragraphs 7.1 and 7.2, as the case may be;

(b)	(in the case of paragraph 7.1) not apply to Tax to the extent that the Purchaser could claim payment in respect of it under paragraph 1.1 or the Tax Warranties or to the extent that the Purchaser would have been able to claim payment in respect of it under paragraph 1.1 or the Tax Warranties but for paragraph 1 or 2 of Schedule 8 (Limitations on Liability) in each case;

(c)	not apply to Tax to the extent it has been recovered by a Group Company or any member of the Purchaser’s Tax Group, or the Vendor or any Warrantor (as relevant) under any relevant statutory provision (and the Purchaser or the Vendor or any Warrantor, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder); and

(d)	(in the case of paragraph 7.2) not apply to Tax that is payable or suffered in respect of any transaction of a Group Company: (i) where such Tax is primarily attributable to the Group Company and not to any other participant in the transaction; or (ii) by reference to any profits earned, accrued, received or otherwise recognised by a Group Company.

7.4	Paragraphs 2.1, 2.8, 3 (Manner of Making and Conduct of Claims) and 4 (Payments of Claims) will apply to the covenants contained in paragraphs 7.1 and 7.2 as they apply to the covenants contained in paragraph 1.1, replacing references to the “Warrantor/s” or the “Primary Indirect Interest Holder/s” with the “Purchaser” (and the other way round, as the case may be) where appropriate, and making any other necessary modifications.

7.5	The limitations set forth in paragraphs 1 and 2 of Schedule 8 (Limitations on Liability) to this Agreement will not apply to the covenants contained in paragraphs 7.1 and 7.2.

8.	SAVINGS/OVER-PROVISIONS

8.1	If the auditors for the time being of a Group Company certify in writing (at the request of the Primary Indirect Interest Holders and the expense of the Warrantors (other than any Manager)) to the Primary Indirect Interest Holders and the Purchaser that:

(a)	applying the accounting policies, principles and practices adopted in the preparation of the Net Working Capital Amount, any provision for Tax (other than a provision for deferred tax) in the Net Working Capital Amount is demonstrated (for reasons other than the availability of a Purchaser’s Relief or any transactions occurring or deemed to have occurred after Completion) to be an over-provision (the amount of such over-provision being referred to as an “Over-provision”); or

(b)	the assets in respect of Tax of any Group Company are demonstrated to have been understated in the Net Working Capital Amount, except to the extent:

(i)	the assets are in respect of deferred tax; or

(ii)	the assets are in respect of a refund to which paragraph 9.1 applies; or

(iii)	the understatement is attributable to a Purchaser’s Relief or arises in circumstances to which paragraph 6.1 applies,

(an	“Understatement”); or

(c)	the circumstances giving rise to a payment by the Warrantors falling due pursuant to paragraph 1 or the Tax Warranties gives rise to an actual saving of Tax (a “Saving”) for a Group Company or the Purchaser (provided that this paragraph 8.1(c) shall not apply to the extent that a Saving has been taken into account in determining the amount of the payment due from the Warrantors pursuant to paragraph 1 or the Tax Warranties or to the extent that the Saving is a refund to which paragraph 9.1 applies), then the amount of the Over-provision, Understatement or Saving shall be set off in the relevant proportions against any payment then due from the Warrantors under this Schedule 9 (Tax Covenant) or under the Tax Warranties or (to the extent that it is not so set off) carried forward and set off against any future payments which become due from the Warrantors under this Schedule 9 (Tax Covenant) or for breach of the Tax Warranties.

8.2	If the Purchaser has made a claim against the Warrantors under this Schedule 9 (Tax Covenant) or for breach of any Tax Warranty and any Group Company or the Purchaser discovers or has discovered that there has been an Over-provision, Understatement or Saving, the Purchaser shall, or shall procure that the Group Company concerned shall, as soon as reasonably practicable give notice in writing to each Primary Indirect Interest Holder and the Purchaser shall, or shall procure that the Group Company concerned shall, (at the Warrantors’ (other than any Manager’s) cost) supply to each Primary Indirect Interest Holder such information as it may reasonably require to verify the amount of the Over-provision, Understatement or Saving.

8.3	For the purposes of paragraph 8.1 a person obtains a Saving if as a result of the circumstances which result in a claim by the Purchaser under paragraph 1 or the Tax Warranties that person is relieved in whole or in part of a liability to make some other payment of Tax which it would otherwise have been liable to make and for which the Warrantors are not liable under this Schedule 9 (Tax Covenant) or under the Tax Warranties or obtains a right to repayment of Tax which would not otherwise have been available.

8.4	The Purchaser shall procure that each Group Company shall, to the extent it constitutes reasonable Tax planning to do so, utilise available Reliefs to give rise to a Saving, provided that, for the avoidance of doubt, nothing in this paragraph 8.4 shall require the Purchaser to procure that such Reliefs are so utilised to the extent that Purchaser’s Reliefs are available to be utilised in priority to such Reliefs.

8.5	Where any such certification as is mentioned in paragraph 8.1 has been made, the Purchaser may request (at the cost of the Purchaser) the auditors for the time being of the relevant Group Company to review such certification in light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in light of those circumstances, the amount that was the subject of such certification should be amended.

8.6	If the auditors certify under paragraph 8.5 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of paragraph 8.1 as the amount of the Over-provision, Understatement or Saving (as relevant) in respect of the certification in question in place of the amount originally certified, and an adjusting payment (if any) shall be made as soon as reasonably practicable by each Warrantor of a sum equal to its Indirect Interest Holder Warranty Proportion or, in the case of a payment made in relation to a Transfer Pricing Specified Claim, its Indirect Interest Holder Adjustment Proportion of the adjusting payment required to put the Purchaser (and the relevant Group Company) in the same position it would have been in if the amount of the Over-provision, Understatement or Saving (as relevant) had always been the amended amount and not the amount originally certified.

8.7

The Purchaser, the Warrantors and the Vendor shall cooperate in good faith in seeking to ensure that the auditors for the time being of the relevant Group Company shall provide such certifications are requested pursuant to this paragraph 8. If the auditors for the time being of the relevant Group Company do not agree, within twenty (20) Business Days of being so requested, to provide any certification as requested of them for the purposes of this paragraph 8, then such firm of accountants as the Primary Indirect Interest Holders and the Purchaser shall agree to appoint (or, in the event that the Primary Indirect Interest Holders and the Purchaser cannot so agree within ten (10) Business Days of one of them requesting such agreement from the other, as shall be appointed at the request of either of them by the President for the time being of the Institute of Chartered Accountants in England and Wales) shall provide such certification instead and references in this paragraph 8 to the auditors of a Group Company shall, in respect of that certification, be read as being a reference to the firm of accountants so appointed.

8.8	The same amount shall not be dealt with more than once under this paragraph 8 (Savings/Over-provisions) and paragraphs 6 (Third Party Recovery) and 9 (Tax Refunds).

9.	TAX REFUNDS

9.1	For the purposes of this paragraph 9 (Tax Refunds), the “Tax Refund” means the sum of all refunds of Tax received by the Group Companies from a Tax Authority within two (2) years of the Completion Date in respect of a period (in respect of which Tax is assessed or charged on that Group Company) or part of a period ending on or before Completion which were not shown as assets in, reflected in or taken into account in, or in computing a provision for Tax in, the Net Working Capital Amount including, for the avoidance of doubt, any interest or repayment supplements (less any Tax due, or which would have been due, but for the availability of any Purchaser’s Relief). For the avoidance of doubt, this paragraph 9 shall not apply to any refund of Tax received in respect of any amount on account of Tax required by Law to be deducted or withheld from any payments made under this Agreement. The Purchaser shall use all reasonable endeavours to procure that the Group Companies obtain, on a timely basis, all refunds of Tax to which this paragraph 9 could apply.

9.2	Within twenty (20) Business Days of the later of (i) two (2) years following the Completion Date, and (ii) payment of the balance standing to the credit of the Warranty Escrow Account to Nitrogen, ALMC and the Managers in accordance with Clause 9.2(b), the Purchaser shall pay to each Warrantor its Indirect Interest Holder Warranty Proportion of an amount equal to the Tax Refund less the sum of any amounts in respect of which the Purchaser would have been able to claim payment under paragraph 1.1 of this Schedule 9 (Tax Covenant) or for breach of any of the Tax Warranties, in each case, but for paragraph 1.2 of Schedule 8 (other than any amounts already taken into account under paragraph 6 of this Schedule 9).

9.3	If any Group Company or the Purchaser discovers that there has been a refund of Tax, the Purchaser shall, or shall procure that the Group Company concerned shall, as soon as reasonably practicable give sufficient details in writing of the refund of Tax to the Primary Indirect Interest Holders and the Purchaser shall, or shall procure that the Group Company concerned shall, supply to the Primary Indirect Interest Holders such information as they may reasonably jointly request in writing to verify the amount of the refund of Tax.

9.4	This paragraph 9 does not apply to the extent that: (i) the refund of Tax is attributable to a Purchaser’s Relief; (ii) the refund of Tax has been taken into account under paragraph 2.10; (iii) the refund of Tax arises in circumstances to which paragraph 6.1 applies; (iv) the recipient of the refund is obliged to pay an amount in respect of the refund to a person other than a Group Company or a member of the Purchaser’s Tax Group; or (v) the refund of Tax is an income Tax refund received by any Group Company following the Completion Date from the Maltese Inland Revenue Department pursuant to Article 48 of the Maltese Income Tax Management Act with respect to or as a result of profits distributed or capitalised by any Group Company organised under the Laws of Malta.

10.	ENTITY ELECTIONS

10.1	If, within 180 days following Completion, in the event that any Entity Election Form (as defined in the Pre-Completion Restructuring Paper) that had been prepared and filed pursuant to the Pre-Completion Restructuring is, in the Purchaser’s reasonable judgment, determined to be ineffective, then: (i) the Purchaser shall, at its cost and option, prepare and deliver to the Vendor a revised or updated and fully and accurately completed Entity Election Form or consent thereto in accordance with Treasury Regulation Section 301.7701-3 (a “Revised Election Form”), along with an explanation of any changes to the original Entity Election Form; (ii) within ten (10) days of the Vendor’s receipt of any such Revised Election Form, the Vendor shall deliver or cause to be delivered a validly signed and duly executed original copy of such Revised Election Form; and (iii) the Purchaser shall file such Revised Election Form with the IRS no later than ten (10) days following the Purchaser’s receipt of the validly signed and duly executed original copy of such Revised Election Form.

10.2	If prior to Completion, the Purchaser has not filed an Entity Election Form with respect to any Group Company for which the Purchaser was entitled to file an Entity Election Form pursuant to the Pre-Completion Restructuring, then with respect to APH4, Actavis Pharma Holding 5 ehf., Actavis Eignarhaldsfélag ehf., AGH and/or Actavis Group PTC ehf (each in Purchaser’s sole discretion), and with respect to any other Group Company which is an “eligible entity” (within the meaning of Treasury Regulation Section 301.7701-3(a)) as of the intended effective date of the election (subject to the Vendor’s written consent, not to be unreasonably withheld or delayed), upon the Purchaser’s written request and at the Purchaser’s cost, the Purchaser shall deliver, or cause to be delivered, to the Vendor with respect to such Group Company complete and accurate Entity Election Forms, providing for a retroactive U.S. federal income tax classification for such Group Company, effective as of a date on or before three (3) days before Completion. The Vendor shall, at the Purchaser’s cost, furnish or cause to be furnished, to the Purchaser, upon written request, as promptly as practicable, such information and assistance as is reasonably necessary for the Purchaser’s preparation of any such Entity Election Forms. Within ten (10) days of its receipt of any such Entity Election Forms, the Vendor shall at the Purchaser’s cost cause such forms to be validly signed and duly executed and shall deliver, or cause to be delivered, to the Purchaser each such signed and executed Entity Election Form. As soon as practicable following its receipt of such signed and executed Entity Election Forms, the Purchaser shall file each such Entity Election Form with the IRS.

10.3	The Purchaser will indemnify the Vendor on demand for any losses suffered or incurred as a result of any action taken pursuant to this paragraph 10.

11.	COVENANTS IN RELATION TO WITHHOLDINGS

11.1	Each Warrantor severally covenants to pay the Purchaser its Indirect Interest Holder Warranty Proportion of an amount equal to 50% of any liability for Tax actually payable by the Purchaser (or which would have been payable but for the use of a Purchaser’s Relief) arising:

(a)	in respect of any deduction or withholding required by Law to be made from any payment (other than interest) made by the Purchaser pursuant to Clauses 3 or 4.7, but only to the extent that the deduction or withholding was not made at the time of such payment; or

(b)	subject to the Purchaser having obtained the West Luxembourg Tax Ruling and having complied fully with the terms of such ruling, in respect of any Tax payable by the Purchaser (or which would have been payable but for the use of a Purchaser’s Relief) on any payment (other than interest) received by the Purchaser under Clause 3 (Consideration), 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account) or 11 (Indemnity), or paragraph 4 (Payment of Claims) or Schedule 12 (Contingent Consideration).

11.2	The Purchaser severally covenants with each Warrantor to pay to each Warrantor its Indirect Interest Holder Warranty Proportion of an amount equal to 50% of any liability of the Vendor or, as the case may be, an amount equal to 50% of any liability of such Warrantor to make an actual payment of Tax arising in respect of any deduction or withholding required by Law to be made from any payment (other than interest) made to the Purchaser pursuant to Clause 3 (Consideration), 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), or 11 (Indemnity), paragraph 4 (Payment of Claims) or Schedule 12 (Contingent Consideration) but only to the extent that the deduction or withholding was not made at the time of such payment.

11.3	Paragraph 3 (Manner of Making and Conduct of Claims) will apply to the covenants contained in paragraphs 11.1 and 11.2 as it applies to the covenants contained in paragraph 1.1, replacing references to the “Warrantor/s” with the “Purchaser” (and the other way round, as the case may be) where appropriate, and making any other necessary modifications.

11.4	The limitation set forth in paragraph 1 of Schedule 8 (Limitations on Liability) shall not apply to the covenants contained in paragraph 11.1. The limitations set forth in paragraph 2 of Schedule 8 (Limitations on Liability) shall apply to the covenant contained in paragraph 11.1. For the avoidance of doubt, neither the Purchaser nor the Warrantors shall be entitled to recover the same amount or amounts under both this paragraph 11 (Covenants in Relation to Withholdings) and any of Clauses 21.3 and 21.6.”.